Report to Shareholders for the First Quarter, 2009
www.cibc.com          February 26, 2009
Report of the President and Chief Executive Officer
Summary of First Quarter Results
CIBC announced net income of $147 million for the first quarter ended January 31, 2009, compared to a net loss of $1,456 million for the same period last year. Diluted earnings per share (EPS) were $0.29, compared to a diluted loss per share of $4.39 a year ago. Cash diluted EPS were $0.311, compared to a cash diluted loss per share of $4.361 a year ago.
     CIBC’s Tier 1 and Total capital ratios at January 31, 2009 were 9.8% and 14.8%, respectively.
     Results for the first quarter of 2009 were affected by the following items of note aggregating to a negative impact of $1.36 per share:
•	$708 million ($483 million after-tax, or $1.27 per share) loss on structured credit run-off activities;

•	$94 million ($64 million after-tax, or $0.17 per share) positive impact of changes in credit spreads on the mark-to-market of credit derivatives in our corporate loan hedging programs;

•	$92 million ($51 million after-tax, or $0.13 per share) of mark-to-market losses on hedges related to leveraged leases;

•	$87 million ($52 million after-tax, or $0.14 per share) of merchant banking losses/write-downs; and

•	$48 million foreign exchange loss ($4 million after-tax gain, or $0.01 per share) on the repatriation of retained earnings.
     In addition, first quarter results were helped by higher net revenue from Treasury trading activities. Realized gains from available-for-sale securities were higher, more than offsetting lower results from interest rate related positioning. Compared to average quarterly net revenues in 2008 from these activities, the first quarter of 2009 was higher by approximately $60 million.
      Net income for the first quarter of 2009 compared with net income of $436 million for the prior quarter. Diluted EPS and cash diluted EPS for the first quarter of 2009 compared with diluted EPS of $1.06 and cash diluted EPS of $1.091, respectively, for the prior quarter, which included items of note that aggregated to a negative impact on results of $0.48 per share.
      While conditions across the worldwide financial services industry remain challenging, CIBC is managing through this global environment by maintaining an emphasis on capital and overall balance sheet strength and continuing to position its core businesses for consistent and sustainable performance.
Update on business priorities
Capital strength
CIBC continues to emphasize capital strength as a key area of focus given the challenging global environment.
     In early February, we closed a new preferred share offering that was announced in January. The offering strengthened our capital position by raising gross proceeds of $325 million. Giving effect to this transaction, CIBC’s Tier 1 and Total capital ratios were 10.1%1 and 15.1%1, respectively, at the end of the first quarter.
     CIBC’s Tier 1 capital ratio is well above our target of 8.5% and the regulatory minimum of 7.0%. Our capital strength, which is among the highest of major commercial banks in North America, provides CIBC with a solid foundation for the future.
Business strength
CIBC Retail Markets reported net income of $562 million, down from $660 million in the first quarter of 2008.
     Revenue of $2.4 billion was up slightly from the first quarter of 2008. Volume growth and higher revenue from FirstCaribbean International Bank were offset by lower spreads and the impact of weaker equity markets.
     Expenses decreased to $1,305 million from $1,353 million a year ago, due primarily to lower performance-related compensation and effective cost management.
     Loan losses were $327 million, up from $189 million a year ago, primarily due to increases in the cards portfolio due to higher net write-offs and bankruptcies, and an increase in the allowance driven by higher delinquencies resulting from the deteriorating economic environment.

     In the current environment, our focus is to balance growth with expense and credit discipline. This prudent posture will position our retail business for success over the long term.
     During the first quarter of 2009, CIBC Retail Markets continued to make investments in our network to further strengthen our advisory capabilities on behalf of our clients:
•	As part of a 5-year, $280 million branch investment program, CIBC opened two new branches, one in downtown Toronto and one in the Vancouver Lower Mainland, and re-opened a renovated and expanded branch in Scarborough, Ontario;

•	We began the first phase of a multi-year plan to systematically replace our network of more than 3,700 ABMs with state-of-the-art machines that consume less power while offering the latest technology, accessibility and security features;

•	CIBC was awarded, for the fourth time, the 2008 call centre industry service quality Award of Excellence from the Service Quality Measurement (SQM) Group Inc. for clients conducting self-serve transactions over the phone.
     During the quarter, CIBC also made progress on our strategic priority of offering competitive, client-focused products and services:
•	We were early to market with a pre-registration offer for the new Tax-Free Savings Account;

•	We extended new chip card technology to additional CIBC credit card clients to enhance card security and reduce incidents of fraud. By quarter-end, more than one million CIBC chip-enhanced cards had been distributed.
CIBC World Markets reported a net loss of $413 million for the first quarter, compared to net income of $133 million for the fourth quarter of 2008. The prior quarter included a $486 million Enron-related expected tax benefit.
     Revenue of ($368) million compared with revenue of ($318) million last quarter. The combination of higher revenue from CIBC World Markets’ continuing businesses in capital markets and corporate and investment banking and reduced valuation adjustments on trading positions that continue to be managed down was more than offset by the combination of a higher loss on structured credit run-off activities, lower gains from corporate loan hedging program and the mark-to-market losses related to hedges on leveraged leases.
     Expenses of $267 million were down from $288 million last quarter. Lower occupancy costs, professional fees and project related expenses were offset partially by higher performance-related compensation.
     Our corporate loan portfolio continues to perform well, with loan losses of $19 million in the first quarter.
     During the quarter, we made further progress in reducing exposures within our structured credit run-off business:
•	We terminated US$1.8 billion of written credit derivatives in our run-off correlation trading book;

•	Normal amortization reduced the notional amount of credit protection purchased from financial guarantors by US$126 million;

•	We commuted U.S. residential mortgage market contracts with a financial guarantor with negligible impact on CIBC’s earnings for the quarter.
     As at January 31, 2009, the fair value, net of valuation adjustments, of purchased protection from financial guarantor counterparties was $2.4 billion (US$1.9 billion). Market and economic conditions relating to these financial guarantors may change in the future, which could result in significant future losses.
     During the quarter, the strength of our CIBC World Markets franchise was evident in several notable achievements:
•	We acted as exclusive Financial Advisor to George Weston Limited on the sale of its U.S. fresh baking assets in a transaction valued at US$2.5 billion, and to Teranet Income Fund on its sale to Borealis Infrastructure Management in a transaction valued at $2.0 billion;

•	We ranked first in M&A league tables which rate Canadian financial advisors along numerous metrics. According to both Bloomberg Financial Markets and Thomson Reuters, in 2008 CIBC World Markets advised on more deals than any other firm and advised on the highest aggregate value of Canadian transactions.
Productivity
In addition to continuing to invest and position our core businesses for long-term performance, CIBC continues to make further progress in the area of expense discipline.
     Non-interest expenses for the first quarter were $1,653 million, down from $1,761 million a year ago.
     Through a combination of better revenue performance, as well as a continued focus on adjusting our infrastructure support activities in light of recent business divestitures and to changing market conditions, we expect to achieve further progress in the area of productivity.
Making a difference in our communities
As a leader in community investment, we are committed to supporting causes that matter to our clients, our employees and our communities. During the quarter, we continued to demonstrate leadership in this area.
•	On December 3, 2008, CIBC World Markets and CIBC Wood Gundy employees raised $3.1 million for children’s charities through Miracle Day. For the past 24 years, CIBC World Markets trading staff and CIBC Wood Gundy investment advisors have donated their fees and commissions on the first Wednesday in December to support children and, to date, more than $44 million has been raised in Canada.

•	CIBC’s 2008 United Way campaign raised $7.0 million in Canada, including a $2.9 million corporate donation. More than 8,500 employees and retirees contributed their time and money to support the United Way across Canada in its ongoing work toward improving the social conditions of Canadians.

•	CIBC was proud to host two graduation events this quarter:
o	On December 10, 2008, CIBC hosted the graduation of the first class from the CIBC Connection to EmploymentTM program. 24 qualified newcomers to Canada participated in this CIBC-sponsored job readiness training program offering skill building for careers in financial services. CIBC and the YMCA of Greater Toronto have partnered to offer this path to employment through the CIBC YMCA Access to OpportunityTM program.

o	On November 25, 2008, 18 women graduated from the first ReConnectTM program, sponsored by CIBC in partnership with the Richard Ivey School of Business. A first of its kind in Canada, the program was developed to help women update their skills and networks, and build their confidence as they prepare to restart their careers after an absence from the workforce.
Gerald T. McCaughey
President and Chief Executive Officer

[1]	For additional information, see the “Non-GAAP measures” section.

MANAGEMENT’S DISCUSSION AND ANALYSIS
Management’s discussion and analysis (MD&A) should be read in conjunction with the unaudited interim consolidated financial statements included in this report and with the MD&A contained in our 2008 Annual Accountability Report. The unaudited interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (GAAP) and are expressed in Canadian dollars. This MD&A is current as of February 26, 2009. Additional information relating to CIBC is available on SEDAR at www.sedar.com and on the U.S. Securities and Exchange Commission’s website at www.sec.gov. No information on CIBC’s website (www.cibc.com) should be considered incorporated herein by reference. Certain comparative amounts have been reclassified to conform with the presentation adopted in the current period. A glossary of terms used throughout this quarterly report can be found on pages 167 to 169 of our 2008 Annual Accountability Report.
External reporting changes
•	We realigned the businesses within CIBC Retail Markets and CIBC World Markets. Prior period information was restated to reflect the changes. The new reported businesses are as follows:

CIBC Retail Markets:	CIBC World Markets:

• Personal banking — includes personal deposits and lending, cards, residential mortgages, and insurance	• Capital markets — includes cash equities, global derivatives and strategic risks, and fixed income, currencies and distribution businesses
• Business banking — includes business deposits and lending, commercial mortgages, and commercial banking	• Corporate and investment banking — includes corporate credit products, investment banking, U.S. real estate finance, and core merchant banking
• Wealth management — includes retail brokerage and asset management	• Other — includes legacy merchant banking, structured credit and other run-off businesses, exited businesses, and corporate loan hedging
• FirstCaribbean
• Other
•	We moved the impact of securitization from Other within CIBC Retail Markets to Corporate and Other. Prior period information was restated.

•	We moved the sublease income of our New York premises from Other within CIBC World Markets to Corporate and Other. Prior period information was not restated.

•	We have retroactively reclassified intangible assets relating to application software from “Land, buildings and equipment” to “Software and other intangible assets” on our consolidated balance sheet.

Contents

5 A note about forward-looking statements

6 First quarter financial highlights

7 Overview

8 Significant events

8 Outlook

9 Run-off businesses and other selected activities

9 Run-off businesses

17 Other selected activities

19 Financial performance review

19 Net interest income

19 Non-interest income

19 Provision for credit losses

19 Non-interest expenses

19 Income taxes

20 Foreign exchange

21 Review of quarterly financial information

22 Non-GAAP measures

23 Business line overview

23 CIBC Retail Markets

25 CIBC World Markets

27 Corporate and Other

28 Financial condition

28 Review of consolidated balance sheet

28 Capital resources

29 Off-balance sheet arrangements

30 Management of risk

30 Risk overview

30 Credit risk

32 Market risk

33 Liquidity risk

34 Operational risk

34 Other risks

35 Accounting and control matters

4	CIBC First Quarter 2009

A NOTE ABOUT FORWARD-LOOKING STATEMENTS: From time to time, we make written or oral forward-looking statements within the meaning of certain securities laws, including in this report, in other filings with Canadian securities regulators or the U.S. Securities and Exchange Commission and in other communications. These statements include, but are not limited to, statements made in the “Summary of first quarter results”, “Update on business priorities”, “Overview — Outlook for 2009”, “Run-off businesses and other selected activities”, “Financial performance review — Income Taxes” and “Accounting and Control Matters” sections, of this report and other statements about our operations, business lines, financial condition, risk management, priorities, targets, ongoing objectives, strategies and outlook for 2009 and subsequent periods. Forward-looking statements are typically identified by the words “believe”, “expect”, “anticipate”, “intend”, “estimate” and other similar expressions or future or conditional verbs such as “will”, “should”, “would” and “could”. By their nature, these statements require us to make assumptions, including the economic assumptions set out in the “Overview — Outlook for 2009” section of this report, and are subject to inherent risks and uncertainties that may be general or specific. A variety of factors, many of which are beyond our control, affect our operations, performance and results, and could cause actual results to differ materially from the expectations expressed in any of our forward-looking statements. These factors include: credit, market, liquidity, strategic, operational, reputation and legal, regulatory and environmental risk discussed in the Management of Risk section of this report; legislative or regulatory developments in the jurisdictions where we operate; amendments to, and interpretations of, risk-based capital guidelines and reporting instructions; the resolution of legal proceedings and related matters; the effect of changes to accounting standards, rules and interpretations; changes in our estimates of reserves and allowances; changes in tax laws; changes to our credit ratings; that our estimate of sustainable effective tax rate will not be achieved; political conditions and developments; the possible effect on our business of international conflicts and the war on terror; natural disasters, public health emergencies, disruptions to public infrastructure and other catastrophic events; reliance on third parties to provide components of our business infrastructure; the accuracy and completeness of information provided to us by clients and counterparties; the failure of third parties to comply with their obligations to us and our affiliates; intensifying competition from established competitors and new entrants in the financial services industry; technological change; global capital market activity; interest rate and currency value fluctuations; general business and economic conditions worldwide, as well as in Canada, the U.S. and other countries where we have operations; changes in market rates and prices which may adversely affect the value of financial products; our success in developing and introducing new products and services, expanding existing distribution channels, developing new distribution channels and realizing increased revenue from these channels; changes in client spending and saving habits; our ability to attract and retain key employees and executives; and our ability to anticipate and manage the risks associated with these factors. This list is not exhaustive of the factors that may affect any of our forward-looking statements. These and other factors should be considered carefully and readers should not place undue reliance on our forward-looking statements. We do not undertake to update any forward-looking statement that is contained in this report or in other communications except as required by law.

CIBC First Quarter 2009	5

FIRST QUARTER FINANCIAL HIGHLIGHTS

	As at or for the three months ended
	2009	2008	2008
Unaudited	Jan. 31	Oct. 31	Jan. 31

Common share information
Per share — basic earnings (loss)	$0.29	$1.07	$(4.39)
— cash basic earnings (loss)(1)	0.32	1.09	(4.36)
— diluted earnings (loss)	0.29	1.06	(4.39)
— cash diluted earnings (loss)(1)	0.31	1.09	(4.36)
— dividends	0.87	0.87	0.87
— book value	28.98	29.40	32.76
Share price — high	57.43	65.11	99.81
— low	41.65	49.00	64.70
— closing	46.63	54.66	73.25
Shares outstanding (thousands)
— average basic	380,911	380,782	338,732
— average diluted	381,424	381,921	340,811
— end of period	381,070	380,805	380,650
Market capitalization ($ millions)	$17,769	$20,815	$27,883

Value measures
Price to earnings multiple (12 month trailing)	n/m	n/m	26.9
Dividend yield (based on closing share price)	7.4%	6.3%	4.7%
Dividend payout ratio	n/m	81.6%	n/m
Market value to book value ratio	1.61	1.86	2.24

Financial results ($ millions)
Total revenue	$2,022	$2,204	$(521)
Provision for credit losses	284	222	172
Non-interest expenses	1,653	1,927	1,761
Net income (loss)	147	436	(1,456)

Financial measures
Efficiency ratio	81.8%	87.4%	n/m
Cash efficiency ratio, taxable equivalent basis (TEB)(1)	80.6%	86.0%	n/m
Return on equity	4.0%	14.8%	(52.9)%
Net interest margin	1.43%	1.60%	1.33%
Net interest margin on average interest-earning assets	1.77%	1.90%	1.57%
Return on average assets	0.16%	0.51%	(1.68)%
Return on average interest-earning assets	0.19%	0.60%	(1.98)%
Total shareholder return	(13.1)%	(10.6)%	(27.3)%

On- and off-balance sheet information ($ millions)
Cash, deposits with banks and securities	$90,589	$88,130	$99,411
Loans and acceptances	174,499	180,323	171,090
Total assets	353,815	353,930	347,734
Deposits	226,383	232,952	239,976
Common shareholders’ equity	11,041	11,200	12,472
Average assets	369,249	342,621	344,528
Average interest-earning assets	299,136	288,544	293,166
Average common shareholders’ equity	10,960	10,896	11,181
Assets under administration	1,038,958	1,047,326	1,123,750

Balance sheet quality measures
Common equity to risk-weighted assets	9.0%	9.5%	10.6%
Risk-weighted assets ($ billions)	$122.4	$117.9	$117.4
Tier 1 capital ratio	9.8%	10.5%	11.4%
Total capital ratio	14.8%	15.4%	15.2%

Other information
Retail / wholesale ratio(2)	63%/37%	65% / 35%	71% / 29%
Regular workforce headcount	39,004	39,698	40,237

(1)	For additional information, see the “Non-GAAP measures” section.

(2)	The ratio represents the amount of capital attributed to the business lines as at the end of the period.

n/m	Not meaningful due to the net loss.

6	CIBC First Quarter 2009

OVERVIEW
Net income for the quarter was $147 million, compared to a net loss of $1,456 million for the same quarter last year and net income of $436 million for the prior quarter.
     Our results for the current quarter were affected by the following items:
• $708 million ($483 million after-tax) loss on structured credit run-off business;
• $94 million ($64 million after-tax) positive impact of changes in credit spreads on the mark-to-market (MTM) of credit derivatives in our corporate loan hedging programs;
• $92 million ($51 million after-tax) MTM losses relating to interest-rate hedges for the leveraged lease portfolio that did not qualify for hedge accounting;
• $87 million ($52 million after-tax) losses/write-downs on our merchant banking portfolio; and
• $48 million foreign exchange losses ($4 million after-tax gain) on the repatriation of retained earnings.
     In addition, first quarter results were helped by higher net revenue from Treasury trading activities. Realized gains from available for sale (AFS) securities were higher, more than offsetting lower results from interest rate related positioning. Compared to average quarterly net revenues in 2008 from these activities, the current quarter was higher by approximately $60 million.
Compared with Q1, 2008
Revenue was higher than the same quarter last year, primarily due to the $3.5 billion structured credit losses in the last year quarter. The current quarter had MTM losses relating to interest-rate hedges for the leveraged lease portfolio that did not qualify for hedge accounting, higher merchant banking related losses/write-downs, lower wealth management related fee income, and a foreign exchange loss on the repatriation of retained earnings from foreign operations. In addition, the current quarter was impacted by lower treasury results from reduced revenue and higher funding costs, partially offset by higher realized gains on available for sale (AFS) securities. The current quarter benefited from volume growth in retail products, and higher equity and interest rate trading revenue. Provision for credit losses was up primarily due to higher losses in the credit cards portfolio, driven by higher delinquencies and bankruptcies, and higher provisions net of recoveries in the corporate lending portfolio, both related to the deteriorating economic environment. Non-interest expenses were down mainly due to the impact of the sale of some of our U.S. businesses in the last year quarter and lower performance-related compensation. The current quarter included a tax benefit related to foreign exchange losses on the repatriation of retained earnings. The structured credit losses in the last year quarter resulted in a tax benefit in that quarter.
Compared with Q4, 2008
Revenue was lower than the prior quarter mainly due to higher structured credit losses. The prior quarter structured credit results included a gain on the reduction of our unfunded commitment on a variable funding note (VFN). The current quarter had lower gains associated with corporate loan hedging programs, foreign exchange losses on the repatriation of retained earnings compared to a foreign exchange gain in the prior quarter, and MTM losses on the leveraged lease portfolio noted above. These factors were partially offset by higher equity and interest rate trading revenue, and favourable prime/BA spreads and volume growth in retail deposits and lending products. Excluding repatriation income/losses, treasury results for the current quarter were slightly higher than the prior quarter due to higher realized gains on AFS securities partially offset by lower other treasury revenue and higher funding costs. Provision for credit losses was higher primarily due to higher losses in the credit cards portfolio, driven by higher delinquencies and bankruptcies, and higher provisions in the corporate lending portfolio, both related to the deteriorating economic environment. Non-interest expenses were lower primarily due to lower occupancy, severance and project costs, partially offset by higher performance-related compensation. The current quarter included a tax benefit related to foreign exchange losses on the repatriation of retained earnings noted above. The prior quarter included a tax expense related to foreign exchange gains on repatriation of capital and retained earnings and a $486 million Enron-related expected tax benefit.
     Our results for the prior periods were affected by the following items:

Q4, 2008
•	$479 million ($323 million after-tax) loss on the structured credit run-off business;

•	$463 million positive impact of favourable tax-related items, including $486 million on recognition of an additional expected tax benefit relating to Enron-related litigation settlements;

•	$242 million ($163 million after-tax) positive impact of changes in credit spreads on corporate loan credit derivatives;

•	$177 million ($106 million after-tax) of higher than normal losses/write-downs on our merchant banking and other investment portfolios;

•	$122 million ($82 million after-tax) of higher than normal severance accruals;

•	$112 million foreign exchange gain ($92 million loss after-tax) on the repatriation of capital and retained earnings;

•	$68 million ($46 million after-tax) losses related to the exit of certain trading positions;

•	$56 million ($38 million after-tax) increase in market valuation adjustments due to changes in valuation technique on other than structured credit positions;

CIBC First Quarter 2009	7

•	$51 million ($34 million after-tax) of losses related to leveraged leases; and

•	$25 million ($17 million after-tax) credit valuation adjustments (CVA) against credit exposures to derivative counterparties, other than financial guarantors, on non-structured credit contracts.

Q1, 2008
•	$171 million ($115 million after-tax) positive impact of changes in credit spreads on the mark-to-market of our credit derivatives on corporate loans ($128 million, $86 million after-tax) and financial guarantors ($43 million, $29 million after-tax);

•	$56 million positive impact of significant tax-related items;

•	$2.28 billion ($1.54 billion after-tax) charge on the credit protection purchased from ACA Financial Guaranty Corp. (ACA); $626 million ($422 million after-tax) charge on the credit protection purchased from financial guarantors other than ACA;

•	$473 million ($316 million after-tax) mark-to-market losses, net of gains on related hedges, on collateralized debt obligations (CDOs) and residential mortgage-backed securities (RMBS) related to the U.S. residential mortgage market (USRMM); and

•	$108 million ($64 million after-tax) combined loss related to the sale of some of our U.S. businesses management changes and the exit and restructuring of certain other businesses.
Significant events
Global market credit issues
Our structured credit business within CIBC World Markets had losses for the quarter of $708 million. In addition to the deterioration in MTM values, our exposures were also affected by the following developments during the quarter:
•	Commutation of a USRMM contract with a financial guarantor; and

•	Termination of written credit derivatives.
These events are discussed in more detail in our “Run-off businesses” section.
     The global market credit issues also started to significantly impact the automotive industry in the current quarter. We have provided additional disclosure regarding our exposures in the automotive sector in the “Other selected activities” section.
Leveraged leases
Effective November 1, 2007, we adopted the amended Canadian Institute of Chartered Accountants (CICA) Emerging Issues Committee Abstract (EIC 46), “Leveraged Leases”, which was based upon the Financial Accounting Standards Board Staff Position (FSP) FAS 13-2, “Accounting for a Change or Projected Change in the Timing of Cash Flows Relating to Income Taxes Generated by a Leveraged Lease Transaction”. The EIC requires that a change in the estimated timing of the cash flows relating to income taxes results in a recalculation of the timing of income recognition from the leveraged lease.
     The adoption of this guidance resulted in a $66 million charge to opening retained earnings as at November 1, 2007. If leases are held to maturity, an amount approximating this non-cash charge will be recognized into income over the remaining lease terms using the effective interest rate method.
     CIBC has accepted the recent Internal Revenue Service (IRS) settlement offer with respect to its leveraged leases and has provided the required supplementary information to the IRS in connection with the settlement. The terms and conditions of the offer letter are identical to those received by other industry participants in these transactions. The effect of the communication represented a further change in the cash flows from the previous offer to settle by the IRS and from what was reflected in the opening retained earnings amount as described above. The statement of operations in 2008 included a pre-tax charge of $40 million resulting from a GAAP lease income adjustment. Approximately $18 million of this pre-tax charge represented a fourth quarter adjustment, resulting from clarifications made by the IRS to the terms and conditions of their settlement offer. In addition, there was a 2008 pre-tax charge of $34 million for interest payments on deficient tax installments. In early February of 2009, CIBC received final agreements from the IRS. While CIBC believes its provisions and charges to date accurately reflect the terms of the IRS settlement offer and subsequent clarifications thereto by the IRS, it is possible that additional charges could occur during the process of finalizing this final settlement agreement.
Outlook for 2009
A deepening global slowdown sent the Canadian economy into a recession in the first fiscal quarter. All regions of the country will be affected, and real GDP is likely to drop by more than 1% in calendar 2009 as a whole. We expect growth to return in the latter half of the calendar year in response to low interest rates and fiscal stimulus in Canada and abroad, but risks of a deeper or more protracted downturn remain, given uncertainties in the U.S. economic and financial outlook.
     CIBC Retail Markets is expected to see slower demand for mortgage and other credit products, reflecting softer housing turnover and prices, weaker consumer spending growth, and higher unemployment rates. We expect a rise in personal and small business bankruptcies associated with the weaker economic backdrop.
     For CIBC World Markets, a slower pace to new issuance of equities and corporate bonds, particularly in the first half of the fiscal year, will impact corporate finance activities. U.S. real estate finance will be impacted by the weakness in the securitization market. Corporate default rates are likely to head higher, but valuations on corporate debt securities and the market for new debt and equity issues could improve given the negative outlook already priced in. Loan demand will be supported by the reduced ability to tap equity and public debt markets.

8	CIBC First Quarter 2009

RUN-OFF BUSINESSES
Given the uncertain market conditions and to focus on our core businesses in CIBC World Markets, we curtailed activity in our structured credit and non-Canadian leveraged finance businesses and have established a focused team with the mandate to manage and reduce the residual exposures.

Background information on special purpose entities
Structured credit activities usually involve special purpose entities (SPEs). SPEs are legal vehicles, often in the form of trusts, which are designed to fulfill specific and narrow needs. SPEs are used to provide market liquidity to clients and to create investment products by aggregating either pools of homogenous assets or a variety of different assets, and issuing either single tranche short term debt securities, referred to as asset-backed commercial paper (ABCP) or longer term multi-tiered debt instruments which include super senior, senior, subordinated or mezzanine, and equity tranches. Often SPEs are referred to by reference to the type of assets that are aggregated within the SPE such as RMBS which aggregate mortgage loans, or collateralized loan obligations (CLOs) which aggregate corporate loans. In addition, SPEs can also aggregate debt securities issued by other SPEs, such as RMBS, and are referred to as CDOs. In more complex structures, SPEs which aggregate securities issued by other CDOs and then issue a further tranche of debt securities are referred to as CDOs squared. Our involvement with SPEs is discussed in the “Off balance sheet arrangements” section of the MD&A.
Structured credit run-off business
Overview and results
Our structured credit business, within CIBC World Markets, comprised our activities as principal and for client facilitation. These activities included warehousing of assets and structuring of SPEs, which could result in the holding of unhedged positions. Other activities included intermediation, correlation, and flow trading, which earned a spread on matching positions.
Exposures
Our exposures largely consist of the following categories:
Unhedged -
•	USRMM

•	non-USRMM
Hedged -
•	financial guarantors (USRMM and non-USRMM)

•	other counterparties (USRMM and non-USRMM)
Results — losses before taxes

	For the three months ended
	2009	2008	2008
$ millions	Jan. 31	Oct. 31	Jan. 31

Trading (1)	$758	$497	$3,378
Held-to-maturity (HTM) (1)	(69)	(50)	—
Available-for-sale (AFS)	19	32	86

Total	$708	$479	$3,464

(1)	2008 amounts have been restated to reclassify the HTM related funding costs previously included in trading to HTM.
The structured credit business had losses during the quarter of $708 million. These losses were primarily driven by deterioration in the credit quality of financial guarantors and MTM losses for certain underlying assets, which resulted in increases in CVA. These were partially offset by the gain on the Cerberus protection.
Reclassification of certain exposures
As a result of the unprecedented extent of the deterioration in global market conditions and the lack of an active trading market, in the fourth quarter of 2008, we changed our intention on certain positions from trading to held-to-maturity. As a consequence, we reclassified notional of $5,973 million (US$5,833 million) of CLOs and $455 million (US$444 million) CDOs of trust preferred securities (TruPs) in our structured credit runoff business from trading to non-trading held-to-maturity effective August 1, 2008. As at January 31, 2009, the remaining weighted average life (WAL) of the CLOs, and TruPs was 5 years and 5.1 years respectively. The impact of the reclassifications is summarized in Note 4 to the 2008 annual consolidated financial statements.
     If the reclassification had not been made, income before taxes would have been reduced by $322 million (US$252 million) and $629 million (US$522 million) for the current quarter and the fourth quarter of 2008 respectively.
Change in exposures
The following table summarizes our positions within our structured credit run-off business:

	2009	2008
US$ millions, as at	Jan. 31	Oct. 31

Notional
Investments and loans	$10,155	$10,304
Written credit derivatives(1)	28,635	30,931

Total gross exposures	$38,790	$41,235

Purchased credit derivatives	$36,149	$37,039

(1)	Includes notional amount for written credit derivatives and liquidity and credit facilities.

CIBC First Quarter 2009	9

During the quarter, we had the following changes in our exposures:
Commutation of a USRMM contract with a financial guarantor
In January 2009, we commuted USRMM contracts with a financial guarantor for cash consideration of $105 million (US$86 million) and common equity valued at $15 million (US$12 million), for a total of $120 million (US$98 million), which was equal to the fair value of the net USRMM receivable at that time. As a result we wrote down the gross receivable by $720 million (US$587 million) with a corresponding reduction of the related CVA of $600 million (US$489 million). There was negligible impact to our results for the quarter. The underlying exposures that became unhedged as a result of the commutation, are written credit derivatives with a notional $386 million (US$315 million) and a fair value of $374 million (US$305 million) and securities with a notional of $357 million (US$291 million) and a fair value of $11 million (US$9 million).
Cerberus transaction
In the fourth quarter of 2008, we transacted with Cerberus to obtain downside protection on our USRMM exposures while retaining upside participation if the underlying securities recover. As at January 31, 2009, the outstanding principal and fair value of the limited recourse note issued as part of the Cerberus transaction was $700 million (US$571 million) and $504 million (US$411 million) respectively. The underlying CDO exposures had a fair value of $630 million (US$514 million) as at January 31, 2009. We recorded a gain of $153 million (US$125 million) on the limited recourse note in the current quarter.
Other changes in exposures
•	We terminated $2.2 billion (US$1.8 billion) of written credit derivatives in the correlation book resulting in a loss of $9 million (US$7 million). Subsequent to this transaction, US$1.8 billion of purchased credit derivatives that previously hedged these positions became unmatched; and

•	Normal amortization reduced the notional of our purchased credit derivatives with financial guarantors by $155 million (US$126 million).

10	CIBC First Quarter 2009

Total exposures
The exposures held within our structured credit run-off business within CIBC World Markets are summarized in the table below. Our subsidiary, FirstCaribbean, within CIBC Retail Markets, also has holdings in securities with USRMM exposure, which are being managed separately and are included in the table below. The table below also excludes the Cerberus protection of our USRMM exposures.

US$ millions, as at January 31, 2009

	Exposures(1)					Hedged by				Unhedged
	Investments & loans			Written credit derivatives		Purchased credit derivatives and index hedges				USRMM
				and liquidity and
				credit facilities(2)
			Carrying			Financial guarantors		Others		Net
	Notional	Fair value	value	Notional	Fair value (4)	Notional	Fair value (3)(4)	Notional	Fair value (3)(4)	exposure (5)

USRMM
Unhedged(6)
Super senior
CDO of mezzanine RMBS	$398	$9	$9	$986	$958	$—	$—	$—	$—	$37
Warehouse — RMBS	341	3	3	—	—	—	—	—	—	3
Various(7)	368	11	11	339	315	—	—	—	—	35

	1,107	23	23	1,325	1,273	—	—	—	—	$75

Hedged
Other CDO	1,272	153	153	2,384	1,985	3,155	2,644	501	441

Total USRMM	$2,379	$176	$176	$3,709	$3,258	$3,155	$2,644	$501	$441

Non-USRMM
Unhedged
CLO(2)	$257	$168	$184	$81	$3	$—	$—	$—	$—
Corporate debt	170	108	108	—	—	—	—	—	—
Montreal Accord notes (8)	384	175	175	245	n/a	—	—	—	—
Third party sponsored
ABCP conduits(2)	147	147	147	134	n/a	—	—	—	—
Warehouse — non-RMBS	160	7	7	—	—	—	—	—	—
Others(2)	218	213	213	386	18	—	—	—	—

	1,336	818	834	846	21	—	—	—	—

Hedged
CLO (9)	5,803	4,584	5,171	7,638	561	13,039	941	434	21
Corporate debt	—	—		13,534	1,056	5,159	567	8,379	505
CMBS	—	—		777	446	777	447
Others	637	264	435	2,131	675	2,386	997	452	63
Unmatched purchased credit derivatives	—	—		—	—	1,800	135	67	—

Total non -USRMM	$7,776	$5,666	$6,440	$24,926	$2,759	$23,161	$3,087	$9,332	$589

Total	$10,155	$5,842	$6,616	$28,635	$6,017	$26,316	$5,731	$9,833	$1,030

Oct. 31, 2008	$10,304	$6,430	$6,952	$30,931	$5,924	$27,108	$5,711	$9,931	$1,195

(1)	We have excluded from the table above our total holdings of the following entities, including those related to our treasury activities, as at January 31, 2009 of notional US$4,466 million and fair value US$4,445 million which includes:
•	Debt securities issued by Federal National Mortgage Association (Fannie Mae) (notional US$1,827 million, fair value US$1,816 million), Federal Home Loan Mortgage Corporation (Freddie Mac) (notional US$1,571 million, fair value US$1,559 million), Government National Mortgage Association (Ginnie Mae) (notional US$168 million, fair value US$168 million), Federal Home Loan Banks (notional US$850 million, fair value US$850 million) and Federal Farm Credit Bank (notional US$50 million, fair value US$50 million).

•	Trading equity securities issued by Student Loan Marketing Association (Sallie Mae) (fair value US$2 million).
(2)	Liquidity and credit facilities to third party non-bank sponsored ABCP conduits amounted to US$134 million and to non-USRMM unhedged others amounted to US$156 million.

(3)	Gross of CVA for purchased credit derivatives of US$3.8 billion.

(4)	This is the fair value of the contracts, which were typically zero, or close to zero, at the time they were entered into. (5) After write-downs.

(6)	As at January 31, 2009, the S&P rating for super senior CDO of mezzanine RMBS ranges from CCC+ to CC. The rating for the warehouse RMBS was approximately 58% investment grade and 42% non-investment grade (based on market value).

(7)	Includes USRMM exposures with a notional of US$15 million (fair value US$11 million) held in FirstCaribbean, which mature in 25 to 38 years and are rated AA1 to AAA.

(8)	Includes estimated USRMM exposure of $141 million as at January 31, 2009.

(9)	Investments and loans include unfunded investment commitments with a notional of US$261 million.
n/a Not applicable.

CIBC First Quarter 2009	11

Unhedged USRMM exposures
Our remaining unhedged exposure to the USRMM, after write-downs, was $92 million (US$75 million) as at January 31, 2009.
Unhedged non-USRMM exposures
Our unhedged exposures to non-USRMM primarily relate to the following categories: CLO, corporate debt, Montreal Accord related notes, third party non-bank sponsored ABCP conduits, warehouse non-RMBS, and other.
CLO
Our unhedged CLO exposures with notional of $415 million (US$338 million) are mostly rated AAA as at January 31, 2009, and are backed by diversified pools of European-based senior secured leveraged loans.
Corporate debt
Approximately 21%, 54% and 25% of the unhedged corporate debt exposures with notional of $209 million (US$170 million) are related to positions in Europe, Canada and other countries respectively.
Montreal Accord related notes
The standstill and court approved restructuring plan proposed by signatories to the Montreal Accord was ratified on January 21, 2009. As a result, we received $141 million in senior Class A-1 notes, $152 million in senior Class A-2 notes and $178 million of various subordinated and tracking notes in exchange for our non-bank sponsored ABCP with par value of $471 million. As was the case with the original ABCP instruments, the new notes are backed by fixed income, traditional securitization and CDO assets as well as super senior credit default swaps on investment grade corporates. The underlying assets that have U.S. subprime mortgage exposures have been isolated and are specifically linked to tracking notes with a notional value of $141 million as at January 31, 2009.
     The Class A-1 and Class A-2 notes pay a variable rate of interest below market levels. The subordinated notes are zero coupon in nature, paying interest and principal only after the Class A-1 and Class A-2 notes are settled in full. The tracking notes pass through the cash flows of the underlying assets. All of the restructured notes are expected to mature in December 2016.
     Based on our estimate of the $215 million combined fair value of the notes received compared with our October 31, 2008 estimate of the fair value of the ABCP surrendered, we recorded a loss of $22 million during the current quarter.
     In addition, pursuant to the restructuring plan, we are a participant in a Margin Funding Facility (MFF) to support the collateral requirements of the restructured conduits. Under the terms of the MFF, we have provided a $300 million undrawn loan facility to be used if the amended collateral triggers of the related credit derivatives are breached and the new trusts created under the restructuring plan do not have sufficient assets to meet any collateral calls. If the loan facility was fully drawn and subsequently more collateral was required due to breaching further collateral triggers, we would not be obligated to fund any additional collateral, although the consequence would likely be the loss of that $300 million loan.
Third party non-Bank sponsored ABCP conduits
We provided liquidity and credit related facilities to third party non-bank sponsored ABCP conduits. As at January 31, 2009, $345 million (US$281 million) of the facilities remained committed. Of this amount, $105 million (US$86 million), undrawn as at January 31, 2009, was provided to a conduit, with U.S. auto loan assets, sponsored by a U.S. based auto manufacturer. The remaining $240 million (US$195 million) primarily relates to U.S. CDOs, $180 million (US$147 million) of which was drawn as at January 31, 2009. Of the $60 million (US$48 million) undrawn, $55 million (US$45 million) was subject to liquidity agreements under which the conduits maintain the right to put their assets back to CIBC at par. The underlying assets of the U.S. CDOs have maturities ranging from three to seven years.
Warehouse non-RMBS
Of the unhedged warehouse non-RMBS assets with notional of $196 million (US$160 million), 73% represents investments in CLOs backed by diversified pools of U.S.-based senior secured leveraged loans. Approximately 14% represents investments in CDOs backed by TruPs with exposure to U.S. real estate investment trusts. Another 7% has exposure to the U.S. commercial real estate market.
Other
Other unhedged exposures with notional of $741 million (US$604 million) include $459 million (US$374 million) credit facilities (drawn US$218 million and undrawn US$156 million) provided to SPEs with film rights receivables (57%), lottery receivables (15%), and U.S. mortgage defeasance loans (28%). The remaining $282 million (US$230 million) represents written protection on mostly AAA tranches of portfolios of high yield corporate debt. We are only obligated to pay for any losses upon both the default of the underlying corporate debt as well as that of the primary financial guarantor, who was restructured in February 2009.
Purchased protection from financial guarantors (USRMM and non-USRMM)
Our methodology for CVA on the hedging contracts provided by financial guarantors takes into account market observed credit spreads. For certain financial guarantors who we considered no longer viable, we base our CVA on an estimated recoverable basis, and took a charge of $410 million (US$333 million) in the quarter. The total CVA charge for financial guarantors was $636 million (US$512 million) for the current quarter. As at January 31, 2009,

12	CIBC First Quarter 2009

CVA on credit derivative contracts with financial guarantors was $4.7 billion (US$3.8 billion), and the fair value of credit derivative contracts with financial guarantors net of valuation adjustments was $2.4 billion (US$1.9 billion). Further significant losses could result depending on the performance of both the underlying assets and the financial guarantors.
     In addition, we have loan and tranched securities positions that are partly secured by direct guarantees from financial guarantors or by bonds guaranteed by financial guarantors. As at January 31, 2009, these positions were performing and the total amount guaranteed by financial guarantors was approximately $220 million (US$179 million).
The following table presents the notional amounts and fair values of purchased protection from financial guarantors by counterparty. The fair value net of valuation adjustments is included in derivative instruments in other assets on the consolidated balance sheet.

US$ millions, as at January 31, 2009							USRMM related				Non-USRMM				Total
	Standard		Moody’s							Credit-				Credit-		Net
	and		Investor		Fitch			Fair		related		Fair		related		fair
Counterparty	Poor’s		Services		Ratings		Notional	value	(1)	VA	Notional	value	(1)	VA	Notional	value

I	AA	(5)	Baa1	(5)	—	(4)	$71	$25		$(16)	$1,657	$575		$(371)	$1,728	$213
II	A	(2)	Baa1	(3)	—	(4)	532	473		(231)	1,723	477		(234)	2,255	485
III	BB	(3)	Ba3	(3)	—	(4)	—	—		—	1,415	154		(58)	1,415	96
IV	CCC	(2)	Caa1	(2)	—	(4)	—	—		—	2,068	153		(124)	2,068	29
V	CC	(2)	Caa1	(2)	—	(4)	2,552	2,146		(1,872)	2,620	203		(177)	5,172	300
VI	AAA	(2)	Baa1		AA	(2)	—	—		—	5,200	578		(197)	5,200	381
VII	AAA		Aa2		AAA		—	—		—	4,648	402		(259)	4,648	143
VIII	AAA	(2)	Aa3	(3)	AAA	(2)	—	—		—	1,451	224		(91)	1,451	133
IX	BBB+ (2)		A3	(2)	—	(4)	—	—		—	2,234	321		(173)	2,234	148
X	A-	(2)	A3	(2)	BBB+	(2)	—	—		—	145	—		—	145	—

Total financial guarantors							$3,155	$2,644		$(2,119)	$23,161	$3,087		$(1,684)	$26,316	$1,928

Oct. 31, 2008							$3,786	$3,086		$(2,260)	$23,322	$2,625		$(1,520)	$27,108	$1,931

(1)	Before CVA.

(2)	Credit watch / outlook with negative implication.

(3)	Watch developing.

(4)	Rating withdrawn. No longer rated by Fitch Ratings.

(5)	The counterparty was restructured in February 2009 with part of its business transferred to a new entity. After the restructuring, the counterparty was rated BBB+ and B3 by Standard and Poor’s and Moody’s Investor Services respectively.
The assets underlying the protection purchased from financial guarantors are as follows:

	USRMM related	Non-USRMM related
$ millions, as at January 31, 2009	Notional	Notional
			Corporate
Counterparty	CDO	CLO	debt	CMBS	Others	Total

I	$71	$616	$—	$777	$264	$1,657
II	532	892	—	—	831	1,723
III	—	1,290	—	—	125	1,415
IV	—	1,834	—	—	234	2,068
V	2,552	2,620	—	—	—	2,620
VI	—	—	5,200	—	—	5,200
VII	—	4,398	—	—	250	4,648
VIII	—	1,314	—	—	137	1,451
IX	—	75	1,759	—	400	2,234
X	—	—	—	—	145	145

Total financial guarantors	$3,155	$13,039	$6,959	$777	$2,386	$23,161

Oct. 31, 2008	$3,786	$13,125	$6,959	$777	$2,461	$23,322

CIBC First Quarter 2009	13

USRMM
Our USRMM related positions of notional $3.9 billion (US$3.2 billion) hedged by financial guarantors comprise super senior CDOs with underlyings being approximately 16% sub-prime RMBS, 48% Alt-A RMBS, 14% asset backed securities (ABS) CDO and 22% non-USRMM. Sub-prime and Alt-A underlyings consist of approximately 9% pre-2006 vintage as well as 91% 2006 and 2007 vintage RMBS. Sub-prime exposures are defined as having Fair Isaac Corporation (FICO) scores less than 660; and Alt-A underlyings as those exposures that have FICO scores of 720 or below, but greater than 660.
Non-USRMM
The following provides further data and description of the non-USRMM assets underlying the protection purchased from financial guarantors:
US$ millions, as at January 31, 2009

									Weighted
									average		Investment
		Fair	Total		Notional/Tranche		Fair value/Tranche		life (WAL)	(3)	grade (2)	Subordination
	Notional	value	tranches	(1)	High	Low	High	Low	in years		underlyings	Average	Range

CLO	$13,039	$941	82		$375	$25	$40	$—	5.0		1%	31%	6-67%
Corporate debt	6,959	702	11		800	259	217	25	3.7		70%	19%	15-30%
CMBS	777	447	2		453	324	238	209	5.9		61%	44%	43-46%
Others
Non-US RMBS	377	85	5		130	14	34	—	4.7		n/a	33%	1-53%
TruPS	819	517	12		128	24	91	16	5.1		n/a	49%	45-57%
Other	1,190	395	9		270	7	148	—	7.1		n/a	21%	0-53%

Total	$23,161	$3,087	121		$2,156	$653	$768	$250

(1)	A tranche is a portion of a security offered as part of the same transaction where the underlying may be an asset, pool of assets, index or another tranche. The value of the tranche depends on the value of the underlying, subordination and deal specific structures such as tests/triggers.

(2)	Or equivalent based on internal credit ratings.

(3)	The WAL of our tranche will typically be shorter than the WAL for the underlying collateral for one or more reasons relating to how cash flows from repayment and default recoveries are directed to pay down our tranche.
n/a Not available.
CLO
CLOs comprise assets in a wide range of industries with the highest concentration in the services (personal and food) industry (28%); the broadcasting, publishing and telecommunication sector (19%); and the manufacturing sector (15%). Only 3% is in the real estate sector. Approximately 68% and 25% of the underlyings represent U.S. and European exposures respectively.
Corporate Debt
The Corporate Debt underlyings consist of 11 super senior synthetic CDO tranches that reference portfolios of primarily U.S. (56%) and European (33%) corporate debt in various industries (manufacturing 28%, financial institutions 13%, cable and telecommunications 10%, retail and wholesale 9%).
CMBS
The two synthetic tranches reference CMBS portfolios, which are backed by pools of commercial real estate mortgages located primarily in the U.S.
Others
Others are CDOs backed by TruPs, which are Tier II Innovative Capital Instruments issued by U.S. regional banks and insurers, non-U.S. RMBS (such as European residential mortgages) and other assets including tranches of CDOs, aircraft leases, railcar leases and film receivables.

14	CIBC First Quarter 2009

Purchased protection from other counterparties
The following table provides the notional amounts and fair values (before CVA of US$56 million) of purchased credit derivatives from counterparties other than financial guarantors, excluding unmatched purchased credit derivatives:

					Total
	USRMM related		Non-USRMM		Notional		Fair value
					2009	2008	2009	2008
US$ millions, as at	Notional	Fair value	Notional	Fair value	Jan. 31	Oct. 31	Jan. 31	Oct. 31

Non-bank financial institutions	$501	$441	$91	$10	$592	$642	$451	$463
Banks	—	—	793	74	793	766	74	72
Canadian conduits	—	—	8,379	505	8,379	8,453	505	660
Others	—	—	2	—	2	2	—	—

Total	$501	$441	$9,265	$589	$9,766	$9,863	$1,030	$1,195

The non-financial guarantor counterparty hedging our USRMM exposures is a large U.S. based diversified multinational insurance and financial services company with which CIBC has market standard collateral arrangements. Approximately 99% of other counterparties hedging our non-USRMM exposures have internal credit ratings equivalent to investment grade.
The assets underlying the exposure hedged by counterparties other than financial guarantors are as below:

	USRMM		Non-USRMM related
	related		Notional
	Notional				Corporate
US$ millions, as at January 31, 2009	CDO	(1)	CLO	(2)	debt	Other	(3)

Non-bank financial institutions	$501		$—		$—	$91
Banks	—		434		—	359
Canadian conduits	—		—		8,379	—
Others	—		—		—	2

Total	$501		$434		$8,379	$452

(1)	The US$501 million represents super senior CDO with approximately 75% sub-prime RMBS, 3% Alt-A RMBS, 11% ABS CDO, and 12% non-USRMM. Sub-prime and Alt-A are all pre-2006 vintage.

(2)	All underlyings are non-investment grade. 5% is North American exposure and 95% is European exposure. Major industry concentration is in the services industry (39%), the manufacturing sector (19%), the broadcasting and communication industries (14%); and only 3% is in the real estate sector.

(3)	Approximately 58% of the underlyings are investment grade or equivalent with the majority of the exposure located in the U.S. and Europe. The industry concentration is primarily banking and finance, manufacturing, broadcasting, publishing and telecommunication and mining, oil and gas, with less than 3% in the real estate sector.
Canadian conduits
We purchased credit derivative protection from Canadian conduits and generated revenue by selling the same protection on to third parties. The reference portfolios consist of diversified indices of corporate loans and bonds. These conduits are in compliance with their collateral posting arrangements and have posted collateral exceeding current market exposure. One of the conduit counterparties, Great North Trust, is sponsored by CIBC and the remaining conduit counterparties were parties to the Montreal Accord.

				Mark-to-	Collateral and guarantee
US$ millions, as at January 31, 2009	Underlying	Notional	(1)	market	notionals	(2)

Conduits
Great North Trust	Investment grade corporate credit index (3)	$4,029		$196	$339	(4)
MAV I / MAV II	160 Investment grade corporates (5)	4,350		309	506

Total		$8,379		$505	$845

Oct. 31, 2008		$8,453		$660	$944

(1)	These exposures mature within 4 to 8 years.

(2)	Comprises investment grade notes issued by third party sponsored conduits, corporate floating rate notes, bankers acceptances, and funding commitments. The fair value of the collateral at January 31, 2009 was US$812 million (October 31, 2008 US$921 million).

(3)	Consists of a static portfolio of 126 North American corporate reference entities that were investment grade rated when the index was created. 82.5% of the entities are rated BBB- or higher. 99% of the entities are U.S. entities. Financial guarantors represent approximately 1.6% of the portfolio. 2.4% of the entities have experienced credit events. Attachment point is 30% and there is no direct exposure to USRMM or the U.S. commercial real estate market.

(4)	Includes US$95 million of funding commitments (with indemnities) from certain third party investors in Great North Trust.

(5)	These transactions were transferred from Nemertes I and Nemertes II trusts to MAV I and MAV II upon the completion of the Montreal Accord. The underlying portfolio consists of a static portfolio of 160 corporate reference entities of which 91.3% were investment grade on the trade date. 86.3% of the entities are currently rated BBB- or higher (investment grade). 48% of the entities are U.S. entities. Financial guarantors represent approximately 2.5% of the portfolio. 1.25% of the entities have experienced credit events. Attachment point is 20% and there is no direct exposure to USRMM or the U.S. commercial real estate market.

CIBC First Quarter 2009	15

Leveraged finance business
We provide leveraged finance to non-investment grade customers to facilitate their buyout, acquisition and restructuring activities. We generally underwrite leveraged financial loans and syndicate the majority of the loans, earning a fee during the process.
     We sold our U.S. leveraged finance business as part of our sale of some of our U.S. businesses to Oppenheimer and are exiting our European leveraged finance (ELF) business.
     As with the structured credit run-off business, the risk in the ELF run-off business is also managed by a focused team with the mandate to reduce the residual portfolio. As at January 31, 2009, we have funded leveraged loans of $955 million (October 31, 2008: $935 million), and unfunded letters of credits and commitments of $188 million (October 31, 2008: $210 million).
Exposures of ELF loans (net of impairment) by industry are as below:

$ millions, as at January 31, 2009	Drawn	Undrawn

Publishing	$89	$31
Manufacturing	310	58
Services	267	21
Transportation and public utilities	46	33
Wholesale trade	243	45

Total	$955	$188

Oct. 31, 2008	$935	$210

U. S. total return swaps portfolio
Our U.S. total return swaps (TRS) portfolio consists of TRS on primarily non-investment grade loans and units in hedge funds. The underlying loans are mostly term loans, bonds, revolver credit lines and short-term credit facilities to the corporate sector. The underlying asset is rated Baa2 and below. The portfolio has an average term of 390 days. The total current notional of the TRS portfolio is approximately $481 million (US$392 million). Of this total portfolio, $193 million (US$157 million) is loan related and backed by $167 million (US$136 million) of cash collateral. The remaining hedge fund exposures are subject to net asset value tests which determine margin requirements keeping total assets available at 133% of notional. The table below summarizes the notional value of our positions in the portfolio:

US$ millions, as at January 31, 2009	Notional

Loans	$157
Hedge Funds	235

Total	$392

Oct. 31, 2008	$1,458

     During the quarter we continued to exit the program by closing the TRS and selling off the underlying assets. The net loss of the TRS portfolio was $7 million for the quarter.

16	CIBC First Quarter 2009

OTHER SELECTED ACTIVITIES
In response to the recommendations of the Financial Stability Forum, this section provides additional details on other selected activities.
Securitization business
Our securitization business provides clients access to funding in the debt capital markets. We sponsor several multi-seller conduits in Canada that purchase pools of financial assets from our clients, and finance the purchases by issuing commercial paper to investors. We generally provide the conduits with commercial paper backstop liquidity facilities, securities distribution, accounting, cash management and other financial services.
     As at January 31, 2009, our holdings of ABCP issued by our sponsored conduits that offer ABCP to external investors was $522 million (October 31, 2008: $729 million) and our committed backstop liquidity facilities to these conduits was $7.3 billion. We also provided credit facilities of $60 million to these conduits at January 31, 2009.
     The following table shows the underlying collateral and the average maturity for each asset type in these multi-seller conduits:

			Estimated
			weighted avg.
$ millions, as at January 31, 2009	Amount	(2)	life (years)

Asset class
Canadian residential mortgages	$2,917		1.9
Auto leases	1,891		1.0
Franchise loans	610		1.2
Auto loans	374		1.0
Credit cards	975		4.1	(1)
Equipment leases/loans	243		1.3
Other	10		1.1

Total	$7,020		1.9

Oct. 31, 2008	$8,440		1.9

(1)	Based on the revolving period and amortization period contemplated in the transaction.

(2)	The committed backstop facility of these assets was the same as the amounts noted in the table, other than for franchise loans, for which the facility was $900 million.
     The short-term notes issued by the conduits are backed by the above assets. The performance of the above assets has met the criteria required to retain the ratings of the notes issued by the multi-seller conduits.
     $227 million of the $2,917 million Canadian residential mortgages relates to amounts securitized by the subsidiary of the finance arm of a U.S. auto manufacturer.
     Of the $1,891 million relating to auto leases, $553 million relates to balances originated by the finance arm of a U.S. auto manufacturer, $441 million relates to balances originated by Canadian fleet leasing companies and the remaining relates to non-North American auto manufacturers.
     Of the $374 million relating to auto loans, $102 million relates to balances originated by the finance arms of two U.S. auto manufacturers, $20 million relates to balances originated by a regulated Canadian financial institution and the remaining relates to non-North American auto manufacturers.
     In addition, as at January 31, 2009, we held 100% of the ABCP issued by MACRO Trust, a CIBC-sponsored conduit. This resulted in the consolidation of the conduit with $593 million of dealer floorplan receivables and $18 million of medium term notes backed by Canadian residential mortgages. The dealer floor plan receivables were originated by the finance arm of a U.S. auto manufacturer, have an estimated weighted average life of 0.9 year and have a commitment period which expires on June 1, 2009.
     We also securitize our mortgages and credit cards receivables. Details of our consolidated variable interest entities and securitization transactions during the quarter are provided in Note 5 to the interim consolidated financial statements.
U.S. real estate finance
In our U.S. real estate finance business, we operate a full-service platform which originates commercial mortgages to mid-market clients, under three programs. The construction program offers floating rate financing to properties under construction. The interim program offers fixed and floating-rate financing for properties that are fully leased or with some leasing or renovation yet to be done.
     These programs provide feeder product for the group’s permanent fixed-rate loan program and typically have an average term of 1 to 3 years. Once the construction and interim phases are complete and the properties are income-producing, borrowers are offered fixed-rate financing within the permanent program (typically with average terms of 10 years). The business also maintains CMBS trading and distribution capabilities. As of January 31, 2009 the group has CMBS inventory with a market value of less than US$1 million.
     The following table provides a summary of our positions in this business as at January 31, 2009:

	Unfunded	Funded
US$ millions, as at January 31, 2009	commitments	loans

Construction program	$148	$489
Interim program	181	1,545
Commercial fixed rate mortgages	—	51	(1)

Total	$329	$2,085

Oct. 31, 2008	$416	$2,018

(1)	This represents the market value of US$137 million in funded loans economically hedged with interest rate swap and total return swaps.

CIBC First Quarter 2009	17

North American auto industry exposure
We have exposures to the North American auto industry through our securitization business and in our run-off exposure to third party non-Bank sponsored ABCP conduits as discussed above. In addition, as at January 31, 2009, we had loans and undrawn credit commitments to the North American auto-related industries as shown in the table below.

		Undrawn
		credit
$ millions, as at January 31, 2009	Loans	commitments

U.S. auto manufacturers (1)	$6	$—
Finance arms associated with the U.S. auto manufacturers (2)	245	9
Motor vehicle parts suppliers and wholesalers	140	346
Canadian automobile dealers	534	472

Total	$925	$827

Oct. 31, 2008	$819	$865

(1)	The U.S. auto manufacturers’ exposure is accounted for at fair value of approximately $4 million as at January 31, 2009. The exposure is economically hedged with credit derivatives.

(2)	$138 million of the finance arms’ exposure is economically hedged with credit derivatives in our corporate loan hedging programs.
We also have MTM receivables of approximately $16 million from derivatives transactions with these counterparties as at January 31, 2009.

18	CIBC First Quarter 2009

FINANCIAL PERFORMANCE REVIEW

	For the three months ended
	2009	2008	2008
$ millions	Jan. 31	Oct. 31	Jan. 31

Net interest income	$1,333	$1,377	$1,154
Non-interest income (loss)	689	827	(1,675)

Total revenue	2,022	2,204	(521)
Provision for credit losses	284	222	172
Non-interest expenses	1,653	1,927	1,761

Income (loss) before taxes and non-controlling interests	85	55	(2,454)
Income tax benefit	(67)	(384)	(1,002)
Non-controlling interests	5	3	4

Net income (loss)	$147	$436	$(1,456)

Net interest income
Net interest income was up $179 million or 16% from the same quarter last year, mainly due to volume growth in retail products, higher income in U.S. real estate finance and lower trading-related interest expense. These factors were offset in part by lower treasury revenue and unfavourable spreads in retail products.
     Net interest income was down $44 million or 3% from the prior quarter, primarily due to lower treasury revenue, offset in part by favourable prime/BA spreads, higher income in U.S. real estate finance and volume growth in retail deposits and lending products.
Non-interest income
Non-interest income was up $2,364 million from the same quarter last year, primarily due to higher structured credit losses in the last year quarter. Higher AFS securities gains in Treasury and higher equity and interest rate trading revenue also contributed to the increase. These factors were partially offset by higher write-downs in the legacy merchant banking portfolio, lower wealth management related fee income, lower advisory revenue, and the foreign exchange loss on the repatriation of retained earnings. The current quarter also had higher MTM losses relating to interest-rate hedges for the leveraged lease portfolio that did not qualify for hedge accounting.
     Non-interest income was down $138 million or 17% from the prior quarter, primarily due to lower gains associated with corporate loan hedging programs, foreign exchange losses on the repatriation of retained earnings compared to foreign exchange gains on repatriation of capital and retained earnings in the prior quarter, and mark-to-market losses on the leveraged lease portfolio as discussed above. These factors were partially offset by higher AFS securities gains in Treasury, higher equity and interest rate trading revenue, and lower merchant banking losses/write-downs. The prior quarter included a gain on the reduction of our unfunded commitment on a VFN partially offsetting our structured credit losses and higher market valuation adjustments on certain trading positions.
Provision for credit losses
Provision for credit losses was up $112 million or 65% from the same quarter last year, primarily due to higher losses in the cards portfolio, driven by higher delinquencies and bankruptcies, and higher provisions net of recoveries in the corporate lending portfolio, both related to the deteriorating economic environment.
     Provision for credit losses was up $62 million or 28% from the prior quarter, primarily due to higher losses in the cards portfolio, driven by higher delinquencies and bankruptcies, and higher provisions in the corporate lending portfolio, both related to the deteriorating economic environment.
Non-interest expenses
Non-interest expenses were down $108 million or 6% from the same quarter last year, primarily due to the impact of the sale of some of our U.S. businesses, and lower performance-related compensation. The last year quarter included higher Share Appreciation Rights (SARs) related recoveries.
     Non-interest expenses were down $274 million or 14% from the prior quarter, primarily due to lower occupancy costs, professional fees and lower project costs, partially offset by higher performance-related compensation. The prior quarter included severance related expenses.
Income taxes
Income tax benefit was down $935 million from the same quarter last year, primarily due to the tax impact of the loss incurred in the last year quarter.
     Income tax benefit was down $317 million from the prior quarter. The current quarter included a tax benefit related to foreign exchange losses on the repatriation of retained earnings. The prior quarter included tax expense

CIBC First Quarter 2009	19

related to foreign exchange gains on repatriations of capital and retained earnings and a $486 million Enron-related expected tax benefit. Also impacting the tax benefit was lower tax exempt income in the current quarter.
     At the end of the quarter, our future income tax asset was $2.0 billion, net of a US$52 million ($64 million) valuation allowance. Included in the future income tax asset are $1,258 million related to Canadian non-capital loss carryforwards that expire in 20 years, $76 million related to Canadian capital loss carryforwards that have no expiry date, and $471 million related to our U.S. operations. Accounting standards require a valuation allowance when it is more likely than not that all or a portion of a future income tax asset will not be realized prior to its expiration. Although realization is not assured, we believe that based on all available evidence, it is more likely than not that all of the future income tax asset, net of the valuation allowance, will be realized.
     The effective tax rates are unusual for the current and prior quarters primarily due to the impact of the items noted above.
Foreign exchange
Our U.S. dollar denominated results are impacted by fluctuations in the U.S. dollar/Canadian dollar exchange rate. The Canadian dollar depreciated 23% on average relative to the U.S. dollar from the same quarter last year, resulting in a $10 million increase in the translated value of our U.S. dollar functional earnings.
     The Canadian dollar depreciated 10% on average relative to the U.S. dollar from the prior quarter, resulting in a $5 million increase in the translated value of our U.S. dollar functional earnings.

20	CIBC First Quarter 2009

Review of quarterly financial information

	2009	2008						2007
$ millions, except per share amounts,
for the three months ended	Jan. 31	Oct.31	Jul. 31	Apr. 30	Jan.31	Oct.31	Jul. 31	Apr. 30

Revenue
CIBC Retail Markets	$2,416	$2,367	$2,377	$2,284	$2,410	$2,855	$2,393	$2,342
CIBC World Markets	(368)	(318)	(598)	(2,166)	(2,957)	5	455	606
Corporate and Other	(26)	155	126	8	26	86	131	102

Total revenue	2,022	2,204	1,905	126	(521)	2,946	2,979	3,050
Provision for credit losses	284	222	203	176	172	132	162	166
Non-interest expenses	1,653	1,927	1,725	1,788	1,761	1,874	1,819	1,976

Income (loss) before taxes and non-controlling interests	85	55	(23)	(1,838)	(2,454)	940	998	908
Income tax (benefit) expense	(67)	(384)	(101)	(731)	(1,002)	45	157	91
Non-controlling interests	5	3	7	4	4	11	6	10

Net income (loss)	$147	$436	$71	$(1,111)	$(1,456)	$884	$835	$807

Earnings (loss) per share — basic	$0.29	$1.07	$0.11	$(3.00)	$(4.39)	$2.55	$2.33	$2.29
— diluted (1)	$0.29	$1.06	$0.11	$(3.00)	$(4.39)	$2.53	$2.31	$2.27

(1)	In case of a loss, the effect of stock options potentially exercisable on diluted earnings (loss) per share will be anti-dilutive; therefore, basic and diluted earnings (loss) per share will be the same.
Our quarterly results are modestly affected by seasonal factors. The first quarter is normally characterized by increased credit card purchases over the holiday period. The second quarter has fewer days as compared with the other quarters, generally leading to lower earnings. The summer months (July — third quarter and August — fourth quarter) typically experience lower levels of capital markets activity, which affects our brokerage, investment management and wholesale activities.
     Revenue was higher in the fourth quarter of 2007 primarily due to the gain recorded on the Visa restructuring. CIBC World Markets revenue has been adversely affected since the third quarter of 2007 due to the MTM losses on CDOs and RMBS, and more significantly in 2008 due to the charges on credit protection purchased from financial guarantors and MTM losses related to our exposure to the USRMM.
     Retail lending provisions trended higher beginning the second half of 2008 largely due to higher losses in the cards portfolio. This is the result of both volume growth as well as economic deterioration in the consumer sector. Corporate lending recoveries and reversals have decreased from the high levels in the past. A reversal of general allowance was included in the second quarter of 2007 and there was an increase in general allowance in the first quarter of 2009.
     Performance-related compensation has been lower since the third quarter of 2007. The net reversal of litigation accruals also led to lower expenses in the third and fourth quarters of 2007.
     The first three quarters of 2008 had an income tax benefit resulting from the loss during the period. A $486 million income tax reduction attributable to an increase in our expected tax benefit relating to Enron-related litigation settlements was recorded in the fourth quarter of 2008. Income tax recoveries related to the favourable resolution of various income tax audits and reduced tax contingencies were included in the second and fourth quarters of 2008 and the last three quarters of 2007. Tax-exempt income has generally been increasing over the period, until the third quarter of 2008. Thereafter, the tax-exempt income has been steadily decreasing. Larger tax-exempt dividends were received in the fourth quarter of 2007. The last quarter of 2007 benefited from a lower tax rate on the gain recorded on the Visa restructuring and the last two quarters of 2007 benefited from a lower tax rate on the net reversal of litigation accruals. Income tax benefits on the foreign exchange losses on the repatriations from our foreign operations were included in the first quarter of 2009 and the second quarter of 2008. Income tax expenses on the repatriations from our foreign operations were included in the fourth quarters of 2008 and 2007.

CIBC First Quarter 2009	21

Non-GAAP measures
We use a number of financial measures to assess the performance of our business lines. Some measures are calculated in accordance with GAAP, while other measures do not have a standardized meaning under GAAP, and, accordingly, these measures may not be comparable to similar measures used by other companies. Investors may find these non-GAAP financial measures useful in analyzing financial performance. For a more detailed discussion on our non-GAAP measures, see page 54 of the 2008 Annual Accountability Report.
     The following tables provide a reconciliation of non-GAAP to GAAP measures related to CIBC on a consolidated basis. The reconciliation of the non-GAAP measures of our business lines are provided in their respective sections.
Operations Measures

		For the three months ended
		2009	2008	2008
$ millions, except per share amounts		Jan. 31	Oct. 31	Jan. 31

Net interest income		$1,333	$1,377	$1,154
Non-interest income		689	827	(1,675)

Total revenue per financial statements	A	2,022	2,204	(521)
TEB adjustment	B	15	23	61

Total revenue (TEB) (1)	C	$2,037	$2,227	$(460)

Non-interest expenses per financial statements	D	$1,653	$1,927	$1,761
Less: amortization of other intangible assets		11	11	10

Cash non-interest expenses (1)	E	$1,642	$1,916	$1,751

Income (loss) before taxes and non-controlling interests per financial statements	F	$85	$55	$(2,454)
TEB adjustment	B	15	23	61

Income (loss) before taxes and non-controlling interests (TEB) (1)	G	$100	$78	$(2,393)

Reported income taxes per financial statements	H	$(67)	$(384)	$(1,002)
TEB adjustment	B	15	23	61
Other tax adjustments	I	—	(23)	56

Adjusted income taxes (1)	J	$(52)	$(384)	$(885)

Net income (loss) applicable to common shares	K	$111	$407	$(1,486)
Add: after-tax effect of amortization of other intangible assets		9	8	8

Cash net income (loss) applicable to common shares (1)	L	$120	$415	$(1,478)

Basic weighted-average common shares (thousands)	M	380,911	380,782	338,732
Diluted weighted-average common shares (thousands)	N	381,424	381,921	340,811

Cash efficiency ratio (TEB) (1)	E/C	80.6%	86.0%	n/m
Reported effective income tax rate (TEB) (1)(2)	(H+B)/G	(52.0)%	(462.8)%	39.3%
Adjusted effective income tax rate (1)(2)	(H+I)/F	(78.8)%	(740.0)%	38.5%
Adjusted effective income tax rate (TEB) (1)(2)	J/G	(52.0)%	(492.3)%	37.0%
Cash basic earnings (loss) per share (1)	L/M	$0.32	$1.09	$(4.36)
Cash diluted earnings (loss) per share (1)(3)	L/N	$0.31	$1.09	$(4.36)

Adjusted capital ratios
Adjusted capital ratios are calculated by adjusting regulatory capital for capital issuances announced before and completed subsequent to the end of a reporting period(4). Management believes the adjusted capital ratios provide additional information reflecting the impact of significant capital transactions on the capital structure.

		Tier 1		Total
$ millions, as at January 31, 2009		Capital		Capital

Reported regulatory capital		$12,017		$18,115
Preferred share issuance annouced before and completed after January 31, 2009		316		316

Adjusted regulatory capital (1)	O	$12,333	P	$18,431

Regulatory risk-weighted assets	Q	$122,400	Q	$122,400
Adjusted capital ratios(1)	O/Q	10.1%	P/Q	15.1%

(1)	Non-GAAP measure.

(2)	For the quarter ended January 31, 2008, represents tax recovery rates applicable to the loss before tax and non-controlling interests.

(3)	In case of a loss, the effect of stock options potentially exercisable on diluted earnings (loss) per share will be anti-dilutive; therefore, basic and diluted earnings (loss) per share will be the same.

(4)	Capital redemptions announced before and completed subsequent to the end of a reporting period are required by regulators to be included in the reported capital ratio calculations in that reporting period.
n/m Not meaningful due to the net loss.

22	CIBC First Quarter 2009

CIBC RETAIL MARKETS
CIBC Retail Markets provides a full range of financial products and services to individual and business banking clients, as well as investment management services globally to retail and institutional clients.
Results (1)

	For the three months ended
	2009	2008	2008
$ millions	Jan. 31	Oct. 31	Jan. 31

Revenue
Personal banking	$1,457	$1,430	$1,415
Business banking	330	337	352
Wealth management	323	363	396
FirstCaribbean	180	161	126
Other	126	76	121

Total revenue (a)	2,416	2,367	2,410
Provision for credit losses	327	266	189
Non-interest expenses (b)	1,305	1,363	1,353

Income before taxes and non-controlling interests	784	738	868
Income tax expense	217	178	204
Non-controlling interests	5	6	4

Net income (c)	$562	$554	$660

Efficiency ratio (b/a)	54.0%	57.6%	56.1%
Amortization of other intangible assets (d)	$8	$8	$8
Cash efficiency ratio(2) ((b-d)/a)	53.7%	57.2%	55.8%
ROE(2)	45.5%	44.5%	54.3%
Charge for economic capital(2) (e)	$(168)	$(163)	$(156)
Economic profit(2) (c+e)	$394	$391	$504
Regular workforce headcount	27,727	27,923	27,984

(1)	For additional segmented information, see the notes to the interim consolidated financial statements.

(2)	For additional information, see the “Non-GAAP measures” section.
Financial overview
In 2009, we realigned our business lines to better reflect the management of our activities. As a result of the realignment, the business lines are as follows:
•	Personal banking — includes personal deposits and lending, credit cards, residential mortgages, and insurance

•	Business banking — includes business deposits and lending, commercial mortgages, and commercial banking

•	Wealth management — includes retail brokerage and asset management

•	FirstCaribbean

•	Other
     We also moved the impact of securitization from CIBC Retail Markets to Corporate & Other which impacted total revenue, provision for credit losses and the net income.
     Prior period information was restated to reflect these changes.
Net income for the quarter was $562 million, a decrease of $98 million or 15% from the same quarter last year. These results reflect the economic conditions which resulted in an increase in the provision for credit losses and lower wealth management revenues. Further, the net income was negatively impacted by a higher effective income tax rate in the current quarter. These declines were partially offset by solid volume growth across most products and effective cost management.
     Net income was up $8 million or 1% from the prior quarter, with revenue increasing 2% and lower expenses more than offsetting the increase in the provision for credit losses and a higher effective income tax rate.

CIBC First Quarter 2009	23

Revenue
Revenue was up $6 million from the same quarter last year.
     Personal banking revenue was up $42 million, mainly due to solid volume growth in most products, partially offset by narrower spreads. Overall spreads were compressed due to a lower interest rate environment and a decrease in mortgage refinancing fees but were helped by wider prime/BA spreads in the current quarter.
     Business banking revenue was down $22 million mainly due to lower spreads.
     Wealth management revenue was down $73 million mainly due to lower fee income as a result of a decline in asset values due to market conditions.
     FirstCaribbean revenue was up $54 million mainly due to the impact of a weaker Canadian dollar.
Revenue was up $49 million or 2% from the prior quarter.
      Personal banking revenue was up $27 million, primarily due to the impact of a wider Prime/BA spread, volume growth in deposits and lending, partially offset by the negative impact of the lower interest rate environment.
      Wealth management revenue was down $40 million, largely due to lower fee based revenue as a result of market driven decreases in asset values, partially offset by an increase in new issue activity.
     FirstCaribbean revenue was up $19 million, largely due to a weaker Canadian dollar.
     Other revenue was up $50 million, primarily due to higher treasury revenue allocations.
Provision for credit losses
Provision for credit losses was up $138 million or 73% from the same quarter last year, primarily due to increases in the credit cards portfolio due to higher net write-offs and bankruptcies, and an increase in the allowance driven by higher delinquencies resulting from the deteriorating economic environment.
     Provision for credit losses was up $61 million or 23% from the prior quarter largely due to increases in the credit cards portfolio due to higher net write-offs and bankruptcies, and an increase in the allowance driven by higher delinquencies resulting from the deteriorating economic environment.
Non-interest expenses
Non-interest expenses were down $48 million or 4% from the same quarter last year, primarily due to lower performance-related compensation and effective cost management.
     Non-interest expenses were down $58 million or 4% from the prior quarter, primarily due to lower performance-related compensation and lower project expenses.
Income taxes
Income taxes were up $13 million or 6% from the same quarter last year, mainly due to a higher effective tax rate.
      Income taxes were up $39 million or 22% from the prior quarter, primarily due to a higher effective tax rate and an increase in income.

24	CIBC First Quarter 2009

CIBC WORLD MARKETS
CIBC World Markets is the wholesale banking arm of CIBC. To deliver on its mandate as a premier client-focused and Canadian-based investment bank, CIBC World Markets provides a wide range of credit, capital markets, investment banking, merchant banking and research products and services to government, institutional, corporate and retail clients in Canada and in key markets around the world.
Results (1)

	For the three months ended
	2009	2008	2008
$ millions	Jan. 31	Oct. 31	Jan. 31

Revenue (TEB)(2)
Capital markets	$307	$11	$224
Corporate and investment banking	156	113	181
Other	(816)	(419)	(3,301)

Total revenue (TEB)(2)	(353)	(295)	(2,896)
TEB adjustment	15	23	61

Total revenue	(368)	(318)	(2,957)
Provision for (reversal of) credit losses	19	(10)	17
Non-interest expenses	267	288	351

Loss before taxes and non-controlling interests	(654)	(596)	(3,325)
Income tax benefit	(241)	(726)	(1,166)
Non-controlling interests	—	(3)	—

Net (loss) income (a)	$(413)	$133	$(2,159)

ROE(2)	(63.4)%	20.6%	(391.7)%
Charge for economic capital(2) (b)	$(94)	$(82)	$(72)
Economic (loss) profit(2) (a+b)	$(507)	$51	$(2,231)
Regular workforce headcount	1,025	1,047	1,287

(1)	For additional segmented information, see the notes to the interim consolidated financial statements.

(2)	For additional information, see the “Non-GAAP measures” section.
Financial overview
In 2009, we realigned our business lines to better reflect the repositioning of CIBC World Markets’ activities. As a result of the realignment, the business lines are as follows:

•	Capital markets — includes cash equities, global derivatives and strategic risks, and fixed income, currencies and distribution businesses

•	Corporate and investment banking — includes corporate credit products, investment banking, U.S. real estate finance, and core merchant banking

•	Other — includes legacy merchant banking, structured credit and other run-off businesses, exited businesses, and corporate loan hedging
     Prior period information was restated to reflect these changes.
Net loss was $413 million, compared to a net loss of $2,159 million in the same quarter last year due to higher structured credit losses in the last year quarter.
     Net loss was up $546 million from the prior quarter. The prior quarter included a $486 million Enron-related expected tax benefit.
Revenue
Revenue was up $2,589 million from the same quarter last year.
     Capital markets revenue was up $83 million, primarily due to higher equity and interest rate trading revenue.
     Corporate and investment banking revenue was down $25 million, primarily due to lower advisory revenue, partially offset by higher revenue in U.S. real estate finance.
     Other revenue was up $2,485 million, primarily due to higher structured credit losses in the previous year quarter, as discussed earlier. This increase was partially offset by higher losses/write-downs in the legacy merchant banking portfolio, lower treasury allocations and the impact of the sale of some of our U.S. businesses. We also recorded higher mark-to-market losses relating to interest-rate hedges for the leveraged lease portfolio that do not qualify for hedge accounting.

CIBC First Quarter 2009	25

Revenue was down $50 million from the prior quarter.
     Capital markets revenue was up $296 million, primarily due to higher revenue from the fixed income, equity and interest rate trading businesses.
     Corporate and investment banking revenue was up $43 million, primarily due to lower write-downs/losses in our core merchant banking portfolio and higher revenue in U.S. real estate finance and equity new issue revenue, partially offset by lower advisory revenue.
     Other revenue was down $397 million, primarily due to higher structured credit losses, lower gains from corporate loan hedging programs and MTM losses related to hedges on leveraged leases, as discussed above. These were partially offset by reduced market valuation adjustments in certain trading positions which we are continuing to manage down.
Provision for (reversal of) credit losses
Provision for credit losses was $19 million, compared with a provision of $17 million in the same quarter last year, mainly due to higher provisions resulting from the deteriorating economic environment, net of recoveries, in the corporate lending portfolio.
     Provision for credit losses was $19 million, compared to a reversal of $10 million in the prior quarter, mainly due to higher provisions resulting from the deteriorating economic environment.
Non-interest expenses
Non-interest expenses were down $84 million or 24% from the same quarter last year, primarily due to the impact of the sale of some of our U.S. businesses, and lower expenses resulting from other cost reduction initiatives.
      Non-interest expenses were down $21 million or 7% from the prior quarter, primarily due to lower occupancy costs and professional fees, partially offset by higher performance-related compensation.
Income taxes
Income tax recovery was $241 million, compared to a recovery of $1,166 million in the same quarter last year due to higher structured credit losses in the last year quarter.
     Income tax recovery was down $485 million, mainly due to the $486 million Enron-related expected tax benefit in the prior quarter.
Regular workforce headcount
The regular workforce headcount was down 262 from the same quarter last year primarily due to the sale of some of our U.S. businesses.

26	CIBC First Quarter 2009

CORPORATE AND OTHER
Corporate and Other comprises the five functional groups — Technology and Operations; Corporate Development; Finance (including Treasury); Administration; and Risk Management — that support CIBC’s business lines, as well as CIBC Mellon joint ventures, and other income statement and balance sheet items, not directly attributable to the business lines. The impact of securitization is retained within Corporate and Other. The remaining revenue and expenses are generally allocated to the business lines.
Results (1)

	For the three months ended
	2009	2008	2008
$ millions	Jan. 31	Oct. 31	Jan. 31

Total revenue	$(26)	$155	$26
Reversal of credit losses	(62)	(34)	(34)
Non-interest expenses	81	276	57

(Loss) income before taxes and non-controlling interests	(45)	(87)	3
Income tax (benefit) expense	(43)	164	(40)

Net (loss) income	$(2)	$(251)	$43

Regular workforce headcount	10,252	10,728	10,966

(1)	For additional segmented information, see the notes to the interim consolidated financial statements.
Financial overview
In 2009, we moved the impact of securitization from CIBC Retail Markets to Corporate and Other which impacted total revenue, provision for/reversal of credit losses and the net income. Prior period information was restated to reflect this change.
Net loss was $2 million compared to net income of $43 million in the same quarter last year. The same quarter last year included the benefit of recognizing tax recoveries at prior years’ higher statutory rates.
     Net loss was down $249 million from the prior quarter. The prior quarter was impacted by higher unallocated corporate costs which included severance and project costs, and the $92 million after-tax loss on the repatriation of capital and retained earnings.
Revenue
Revenue was down $52 million from the same quarter last year primarily due to a $48 million foreign exchange loss on repatriation activities, lower revenue in treasury, and higher losses related to securitization activities. The last year quarter was impacted by losses from the hedging of SARs.
     Revenue was down $181 million from the prior quarter due to the foreign exchange losses on repatriation of retained earnings, compared to foreign exchange gains in the prior quarter, on the repatriation of retained earnings and capital from foreign operations.
Reversal of credit losses
The reversal of credit losses is primarily a result of asset securitization due to the reduction of loans and receivables attributable to such activities.
Non-interest expenses
Non-interest expenses were up $24 million or 42% from the same quarter last year. The last year quarter included higher recoveries related to SARs.
     Non-interest expenses were down $195 million or 71% from the prior quarter primarily due to lower severances.
Income tax
Income tax benefit was up $3 million or 8% from the same quarter last year. The impact of the repatriation of retained earnings noted above was partially offset by the benefit in the previous year quarter of recognizing tax recoveries at prior years’ higher statutory rates.
     Income tax benefit was $43 million, compared with an income tax expense of $164 million in the prior quarter primarily due to the tax impacts of the repatriation activities noted above.
Regular workforce headcount
The regular workforce headcount was down 714 from the same quarter last year primarily due to productivity savings in Canada and reduced infrastructure support resulting from the sale of some of our U.S. businesses.
The regular workforce headcount was down 476 from the prior quarter primarily due to restructuring initiatives.

CIBC First Quarter 2009	27

FINANCIAL CONDITION
Review of consolidated balance sheet

	2009	2008
$ millions, as at	Jan. 31	Oct. 31

Assets
Cash and deposits with banks	$9,642	$8,959
Securities	80,947	79,171
Securities borrowed or purchased under resale agreements	33,253	35,596
Loans	165,157	171,475
Derivative instruments	34,144	28,644
Other assets	30,672	30,085

Total assets	$353,815	$353,930

Liabilities and shareholders’ equity
Deposits	$226,383	$232,952
Derivative instruments	38,851	32,742
Obligations related to securities lent or sold short or under repurchase agreements	44,606	44,947
Other liabilities	22,786	22,015
Subordinated indebtedness	6,728	6,658
Preferred share liabilities	600	600
Non-controlling interests	189	185
Shareholders’ equity	13,672	13,831

Total liabilities and shareholders’ equity	$353,815	$353,930

Assets
Total assets as at January 31, 2009 were similar to October 31, 2008.
     Included in securities are AFS, trading, FVO and HTM securities. During the quarter, the portfolio mix changed as matured trading securities were reinvested in debt and government securities that are classified as AFS.
     The net change in securities borrowed or purchased under resale agreements was primarily driven by business decisions to reduce certain underlying exposures.
     Loans have decreased mainly due to residential mortgage securitizations, net of volume growth, and repayments.
     Derivative instruments increased during the quarter mainly due to increased market valuations as a result of the change in interest rate environment, partially offset by reduction in market values of foreign exchange derivatives.
     Other assets increased mainly due to an increase in customers’ liability under acceptances.
Liabilities
Total liabilities as at January 31, 2009 were similar to October 31, 2008.
     Deposits decreased mainly due to a reduction in business and government and bank deposits driven by our funding requirements partially offset by growth in personal deposits.
     Derivative instruments liabilities increased due to the same factors discussed under derivative instruments assets above.
     Other liabilities increased mainly due to an increase in bankers’ acceptances and derivatives collateral payable.
Shareholders’ equity
Shareholders’ equity as at January 31, 2009 was down by $159 million or 1% from October 31, 2008, representing the current quarter’s earnings and dividends declared on common and preferred shares.
Capital resources
We actively manage our capital to maintain a strong and efficient capital base, to maximize risk-adjusted returns to shareholders, and to meet regulatory requirements. For additional details, see pages 63 to 66 of the 2008 Annual Accountability Report.
Regulatory capital
Regulatory capital is determined in accordance with guidelines issued by the Office of the Superintendent of Financial Institutions (OSFI).
     The following table presents the changes to the components of our regulatory capital:

	2009		2008
$ millions, as at	Jan. 31		Oct. 31

Tier 1 capital	$12,017		$12,365
Tier 2 capital	6,098		5,764
Total regulatory capital	18,115		18,129
Risk-weighted assets	122,400		117,946
Tier 1 capital ratio	9.8%		10.5%
Total capital ratio	14.8%		15.4%
Assets-to-capital multiple	17.7	x	17.9	x

The Tier 1 ratio was down by 0.7% from the year end mainly due to structured credit charges in the quarter and higher credit risk weighted assets in the trading book resulting primarily from financial guarantor downgrades. The Tier 1 ratio was also adversely impacted by the expiry of OSFI’s transition rules related to the grandfathering of substantial investments pre-December 31, 2006, which were deducted entirely from Tier 2 capital at year end. The Tier 1 ratio benefited from lower risk weighted assets on residential mortgages resulting from higher insured mortgages.
     The total capital ratio was down 0.6% from year end mainly due to structured credit charges in the quarter and higher credit risk weighted assets in the trading book, resulting primarily from financial guarantor downgrades. The ratio benefited from lower risk weighted assets on residential mortgages resulting from higher insured mortgages.
     Subsequent to January 31, 2009, on February 4, 2009, we completed the offering of 13 million non-cumulative Rate Reset Class A Preferred Shares, Series 35 for net proceeds of $316 million. Had the offering been completed as of January 31, 2009, our Tier 1 and Total capital ratios would have been 10.1% (1) and 15.1% (1) respectively.

(1)	For additional information, see the “Non GAAP measures” section.

28	CIBC First Quarter 2009

Significant capital management activities
The following table summarizes our significant capital management activities:

For the three
months ended
$ millions	Jan. 31 , 2009

Issue of common shares	$12
Dividends
Preferred shares — classified as equity	(36)
Preferred shares — classified as liabilities	(8)
Common shares	(332)

For additional details, see Note 6 to the interim consolidated financial statements.
Off-balance sheet arrangements
We enter into several types of off-balance sheet arrangements in the normal course of our business. These include securitizations, derivatives, credit-related arrangements, and guarantees. Details on our off-balance sheet arrangements are provided on pages 67 to 69 of the 2008 Annual Accountability Report.
     The following table summarizes our exposures to entities involved in the securitization of third-party assets (both CIBC sponsored/structured and third-party structured). Investments, generally securities, are at fair value and loans, none of which are impaired, are carried at par. Undrawn liquidity and credit facilities and written credit derivatives are at notional amounts.

					2009						2008
$ millions, as at					Jan. 31						Oct. 31
			Undrawn		Written				Undrawn		Written
			liquidity		credit				liquidity		credit
	Investment		and credit		derivatives		Investment		and credit		derivatives
	and loans	(1)	facilities		(notional)	(2)	and loans	(1)	facilities		(notional)	(2)

CIBC-sponsored multi-seller conduits	$601		$6,845	(3)	$—		$805		$7,984	(3)	$—
CIBC structured CDO vehicles	720		70		783		772		69		766
Third-party structured vehicles	7,246		1,054		17,078		8,167		1,091		17,174

(1)	Excludes securities issued by entities established by Canada Mortgage and Housing Corporation (CMHC), Fannie Mae, Freddie Mac, Ginnie Mae, Federal Home Loan Bank, Federal Farm Credit Bank, and Sallie Mae. $6.1 billion (Oct. 31, 2008: $6.7 billion) of the exposure related to CIBC structured CDO and third-party structured vehicles was hedged by credit derivatives.

(2)	Comprises credit derivatives (written options and total return swaps) under which we assume exposures. The fair value recorded on the consolidated balance sheet was $(6.1) billion (Oct. 31, 2008: $(5.6) billion). Notional amounts of $15.9 billion (Oct. 31, 2008: $16.0 billion) were hedged with credit derivatives protection from third parties, the fair value of these hedges net of CVA was $1.5 billion (Oct. 31, 2008: $1.2 billion). Accumulated fair value losses amount to $1.6 billion (Oct. 31, 2008: $1.3 billion) on unhedged written credit derivatives.

(3)	Net of $601 million (Oct. 31, 2008: $805 million) of investment and loans in CIBC sponsored multi-seller conduits.
As at January 31, 2009 we owned 100% of the ABCP issued by MACRO Trust, a CIBC-sponsored conduit. This resulted in the consolidation of the conduit with $593 million of dealer floorplan receivables and $18 million of medium term notes backed by Canadian residential mortgages. The dealer floor plan receivables were originated by the finance arm of a U.S. auto manufacturer, have an estimated weighted average life of 0.9 year and have a commitment period which expires on June 1, 2009.
     For details on securitizations of our own assets, see Note 5 to the interim consolidated financial statements.

CIBC First Quarter 2009	29

MANAGEMENT OF RISK
Our approach to management of risk has not changed significantly from that described on pages 70 to 83 of the 2008 Annual Accountability Report.
Risk overview
We manage risk and related balance sheet resources within tolerance levels established by our management committees and approved by the Board of Directors and its committees. Key risk management policies are approved or renewed by the applicable Board and management committees annually. Further details on the Board and management committees, as applicable to the management of risk, are provided in the “Governance” section included within the 2008 Annual Accountability Report.
     Several groups within Risk Management, independent of the originating businesses, contribute to our management of risk. Following a realignment of risk management during the quarter, there are four groups which are as follows:
•	Capital Markets Risk Management — provides independent oversight of policies, procedures and standards concerning the measurement, monitoring and control of market risks (both trading and non-trading), trading credit risk and trading operational risk across CIBC’s portfolios.

•	Product Risk Management, Card Products, Mortgages & Retail Lending - oversees the management of credit and fraud risk in the credit card, residential mortgages and retail lending portfolios, including the optimization of lending profitability.

•	Wholesale Credit & Investment Risk Management — responsible for the credit quality of CIBC’s risk-rated credits through the global management of adjudication of small business, commercial and wholesale credit risks, as well as management of the special loans and investments portfolios.

•	Risk Services — responsible for a range of activities, including: strategic risk analytics; credit portfolio management; Basel II reporting; economic capital; credit risk analytics; risk rating methodology; corporate and operational risk management; and vetting and validating of models and parameters.
Credit risk
Credit risk primarily arises from our direct lending activities, and from our trading, investment and hedging activities. Credit risk is defined as the risk of financial loss due to a borrower or counterparty failing to meet its obligations in accordance with contractual terms.
Process and control
The credit approval process is centrally controlled, with all significant credit requests submitted to a credit risk management unit that is independent of the originating businesses. Approval authorities are a function of the risk and amount of credit requested. In certain cases, credit requests must be referred to the Risk Management Committee (RMC) for approval.
     After initial approval, individual credit exposures continue to be monitored, with a formal risk assessment, including review of assigned ratings, documented at least annually. Higher risk-rated accounts are subject to closer monitoring and are reviewed at least quarterly. Collections and specialized loan workout groups handle the day-to-day management of the highest risk loans to maximize recoveries.
Credit risk limits
Credit limits are established for business and government loans for the purposes of portfolio diversification and managing concentration. These include limits for individual borrowers, groups of related borrowers, industry sectors, country and geographic regions, and products or portfolios. Direct loan sales, credit derivative hedges or structured transactions are used to reduce concentrations.
Credit risk mitigation
Our credit risk management policies include requirements relating to collateral valuation and management, including verification requirements and legal certainty. Valuations are updated periodically depending on the nature of the collateral. The main types of collateral are cash or securities for securities lending and reverse repurchase transactions; charges over inventory, receivables and real properties for lending to commercial borrowers; mortgages over residential real properties for retail lending; and operating assets for corporate and small business borrowers.
     We obtain third-party guarantees and insurance to reduce the risk in our lending portfolios. The most material of these guarantees relates to that part of our residential mortgage portfolio that is guaranteed by CMHC, a Government of Canada owned corporation, or other investment grade counterparties.
     We use credit derivatives to reduce industry sector concentrations and single-name exposures, or as part of portfolio diversification techniques.
     We limit the credit risk of derivatives traded over-the-counter through the use of multi-product derivative master netting agreements and collateral.
Exposure to credit risk
Our gross credit exposure measured as exposure at default (EAD) for on- and off-balance sheet financial instruments was $476.7 billion as at January 31, 2009 (October 31, 2008: $458.7 billion). The change in exposure was largely due to increases in drawn exposures in the sovereign and bank categories, partially offset by a decrease in drawn exposures in real estate secured personal lending.

30	CIBC First Quarter 2009

Counterparty credit exposures
We have counterparty credit exposure that arises from our interest rate, foreign exchange, equity, commodity and credit derivatives trading, hedging and portfolio management activities, as explained in Note 14 to the 2008 consolidated financial statements.
     We establish a credit valuation adjustment for expected future credit losses from each of our derivative counterparties. As at January 31, 2009, the credit valuation adjustment for all derivative counterparties was $4.8 billion (October 31, 2008: $4.7 billion).
Rating profile of derivative MTM receivables (1)

		2009		2008
$ billions, as at		Jan. 31		Oct. 31

Standard & Poor’s rating equivalent
AAA to BBB-	$7.3	69.2%	$8.3	80.9%
BB+ to B-	2.4	22.9	1.2	11.5
CCC+ to CCC-	0.6	6.1	0.7	6.6
Below CCC-	0.2	1.2	—	0.2
Unrated	0.1	0.6	0.1	0.8

Total	$10.6	100.0%	$10.3	100.0%

(1)	MTM value of the derivative contracts after credit valuation adjustments and derivative master netting agreements but before any collateral.
Impaired loans and allowance and provision for credit losses

	2009	2008
$ millions, as at	Jan. 31	Oct. 31

Gross impaired loans
Consumer	$668	$584
Business and government(1)	457	399

Total gross impaired loans	$1,125	$983

Allowance for credit losses
Consumer	$936	$888
Business and government(1)	615	558

Total allowance for credit losses	$1,551	$1,446

Comprises:
Specific allowance for loans	$701	$631
General allowance for loans(2)	850	815

Total allowance for credit losses	$1,551	$1,446

(1)	Includes scored small business portfolios which are managed on a pool basis under Basel II.

(2)	Excludes general allowance for undrawn credit facilities of $76 million (October 31, 2008, $77 million).
Gross impaired loans were up $142 million or 14% from October 31, 2008. Consumer gross impaired loans were up $84 million or 14%, whereas business and government gross impaired loans were up $58 million or 15%. Total gross impaired loans increased $90 million in Canada, $21 million in the U.S., and $31 million in other countries. The overall increase in gross impaired loans was largely attributed to residential mortgages, personal lending, business services and transportation sectors.
     Allowance for credit losses was up $105 million or 7% from October 31, 2008. Specific allowance was up $70 million or 11% from October 31, 2008, primarily due to increases in credit cards, personal lending, business services, and transportation sectors. General allowance was up $35 million from October 31, 2008 due to increases in the large corporate lending portfolio.
     For details on the provision for credit losses, see the “Financial performance review” section.

CIBC First Quarter 2009	31

Market risk
Trading activities
The following table shows Value-at-Risk (VaR) by risk type for CIBC’s trading activities.
     The VaR for the three months ended January 31, 2009 disclosed in the table and backtesting chart below exclude our exposures in our run-off businesses as described on pages 9 to 16 of the MD&A. Due to the volatile and illiquid markets, the quantification of risk for these positions is subject to a high degree of uncertainty. These positions are being managed down independent of our trading businesses.
     Total average risk was down 38% from the last quarter, primarily due to proactive reduction of our market risk exposure across trading books. Total average risk is comparable to total average risk from the same quarter last year because that number includes the run-off businesses.
     Actual realized market loss experience may differ from that implied by the VaR measure for a variety of reasons. Fluctuations in market rates and prices may differ from those in the past that are used to compute the VaR measure. Additionally, the VaR measure does not account for any losses that may occur beyond the 99% confidence level.
VaR by risk type — trading portfolio

	As at or for the three months ended
	Jan. 31, 2009				Oct. 31, 2008		Jan. 31, 2008
$ millions	High	Low	As at	Average	As at	Average	As at	Average

Interest rate risk	$7.5	$3.5	$4.5	$4.8	$8.9	$6.4	$10.9	$7.4
Credit spread risk	7.9	1.1	1.6	2.1	8.7	7.2	9.7	12.8
Equity risk	6.0	3.9	4.0	4.8	5.2	5.0	6.4	5.0
Foreign exchange risk	2.4	0.3	0.5	1.3	1.4	0.5	0.7	0.7
Commodity risk	1.0	0.3	0.8	0.6	0.5	0.6	0.8	0.8
Debt specific risk	6.0	1.5	2.4	2.3	7.1	6.6	8.6	10.5
Diversification effect (1)	n/m	n/m	(7.1)	(7.8)	(16.0)	(13.3)	(16.6)	(18.5)

Total risk	$14.6	$6.1	$6.7	$8.1	$15.8	$13.0	$20.5	$18.7

(1)	Aggregate VaR is less than the sum of the VaR of the different market risk types due to risk offsets resulting from portfolio diversification effect. n/m Not meaningful. It is not meaningful to compute a diversification effect because the high and low may occur on different days for different risk types.
Trading Revenue
The trading revenue (TEB)(1) and VaR backtesting graph below compares the current quarter and the three previous quarters’ actual daily trading revenue (TEB)(1) with the previous day’s VaR measures.
      Trading revenue (TEB)(1) was positive for 76% of the days in the quarter. Trading losses exceeded VaR for 1 day during the quarter due to adverse sharp moves across capital markets. Average daily trading revenue (TEB)(1) was $2 million during the quarter.
     The trading revenue (TEB)(1) for the current quarter excludes $(727.7) million related to the consolidation of variable interest entities as well as trading losses from the run-off businesses, including $(751.7) million related to reductions in fair value of structured credit assets and counterparty credit-related valuation adjustments and $(10.6) million related to revenue from other positions in the run-off books.
Backtesting of trading revenue (TEB)(1) vs. VaR

(1)	For additional information, see the “Non-GAAP measures” section.

32	CIBC First Quarter 2009

Non-trading activities
Interest rate risk
Non-trading interest rate risk consists primarily of risk inherent in Asset Liability Management (ALM) activities and the activities of domestic and foreign subsidiaries. Interest rate risk results from differences in the maturities or repricing dates of assets and liabilities, both on- and off-balance sheet, as well as from embedded optionality in retail products. A variety of cash instruments and derivatives, principally interest rate swaps, futures and options, are used to manage and control these risks.
     The following table shows the potential impact over the next 12 months of an immediate 100 basis point increase or decrease in interest rates, adjusted for estimated prepayments.
Interest rate sensitivity — non-trading (after-tax)

	2009					2008			2008
	Jan. 31					Oct. 31			Jan. 31
$ millions, as at	$	US$	Other	$	US$	Other	$	US$	Other

100 basis points increase in interest rates
Net income	$115	$(21)	$8	$74	$(18)	$5	$23	$(1)	$—

Change in present value of shareholders’ equity	203	(48)	(3)	225	(36)	(5)	101	31	36

100 basis points decrease in interest rates
Net income	$(53)	$20	$(9)	$(59)	$18	$(5)	$(56)	$1	$—

Change in present value of shareholders’ equity	(226)	47	1	(255)	36	5	(143)	(31)	(37)

Liquidity Risk
Liquidity risk arises from our general funding activities and in the course of managing our assets and liabilities. It is the risk of having insufficient cash resources to meet current financial obligations without raising funds at unfavourable rates or selling assets on a forced basis.
     Our liquidity risk management strategies seek to maintain sufficient liquid financial resources to continually fund our balance sheet under both normal and stressed market environments.
     We obtain funding through both wholesale and retail sources. Core personal deposits remain a primary source of retail funding. As at January 31, 2009, Canadian dollar deposits from individuals totalled $92.5 billion (October 31, 2008: $90.5 billion).
     Strategies for managing liquidity risk include maintaining diversified sources of wholesale term funding within prudential limits across a range of maturities, asset securitization initiatives, adequate capitalization, and segregated pools of high-quality liquid assets that can be sold or pledged as security to provide a ready source of cash. Collectively, these strategies result in lower dependency on short-term wholesale funding.
     New facilities introduced in 2008 by various governments and global central banks including Bank of Canada and the Federal Reserve Bank provide liquidity to financial systems. These exceptional liquidity initiatives include expansion of eligible types of collateral, provision of term liquidity through Purchase and Resale Agreement facilities, and the pooling and sale to CMHC of National Housing Act mortgage-backed securities which comprises insured residential mortgage pools. From time to time, we utilize these term funding facilities, pledging a combination of private and public sector assets against these obligations.
     Balance sheet liquid assets are summarized in the following table:

	2009	2008
$ billions, as at	Jan. 31	Oct. 31

Cash	$1.0	$1.1
Deposits with banks	8.6	7.9
Securities(1)	33.4	39.6
Securities borrowed or purchased under resale agreements	33.3	35.6

	$76.3	$84.2

(1)	Comprises AFS securities and securities designated at fair value (FVO) with residual term to contractual maturity within one year and trading securities.
     In the course of our regular business activities, certain assets are pledged as part of collateral management, including those necessary for day-to-day clearing and settlement of payments and securities. Pledged assets, including those for covered bonds and securities borrowed or financed through repurchase agreements, as at January 31, 2009 totalled $44.3 billion (October 31, 2008: $44.6 billion).
     Access to wholesale funding sources and the cost of funds are dependent on various factors including credit ratings. There has been no change to our ratings during this quarter.

CIBC First Quarter 2009	33

Contractual obligations
Contractual obligations give rise to commitments of future payments affecting our short- and long-term liquidity and capital resource needs. These obligations include financial liabilities, credit and liquidity commitments, and other contractual obligations.
     Details of our contractual obligations are provided on pages 81 to 82 of the 2008 Annual Accountability Report. There were no significant changes to contractual obligations that were not in the ordinary course of our business.
Operational risk
In December 2008, we received formal acceptance of the Advanced Measurement Approach (AMA) for operational risk from OSFI.
Other risks
We also have policies and processes to measure, monitor and control other risks, including reputation and legal, regulatory, strategic, and environmental risks.
     For additional details, see pages 82 to 83 of the 2008 Annual Accountability Report.

34	CIBC First Quarter 2009

ACCOUNTING AND CONTROL MATTERS
Critical accounting policies and estimates
A summary of significant accounting policies is presented in Note 1 to the 2008 consolidated financial statements.
      Certain accounting policies of CIBC are critical to understanding the results of operations and financial condition of CIBC. These critical accounting policies require management to make certain judgments and estimates, some of which may relate to matters that are uncertain. For a description of the judgments and estimates involved in the application of critical accounting policies and assumptions made for pension and other benefit plans, see pages 84 to 88 of the 2008 Annual Accountability Report.
Valuation of financial instruments
The table below presents the valuation methods used to determine the sources of fair value of those financial instruments which are held at fair value on the consolidated balance sheet and the percentage of each category of financial instruments which are fair valued using these valuation techniques:

		Valuation	Valuation
		technique -	technique -
	Quoted	market	non-market
	market	observable	observable
As at January 31, 2009	price	inputs	inputs

Assets
Trading securities	75%	19%	6%
AFS securities	83	14	3
FVO financial instruments	5	94	1
Derivative instruments	3	86	11

Liabilities
Obligations related to securities sold short	82%	18%	—%
FVO financial instruments	—	94	6
Derivative instruments	2	76	22

		Valuation	Valuation
		technique -	technique -
	Quoted	market	non-market
	market	observable	observable
As at October 31, 2008	price	inputs	inputs

Assets
Trading securities	87%	10%	3%
AFS securities	54	39	7
FVO financial instruments	3	96	1
Derivative instruments	4	82	14

Liabilities
Obligations related to securities sold short	74%	26%	—%
FVO financial instruments	—	88	12
Derivative instruments	4	73	23

The table below presents amounts, in each category of financial instruments, which are fair valued using valuation techniques based on non-market observable inputs, for the total bank and the structured credit business:

	2009	2009	2009
	Jan. 31	Jan. 31	Jan. 31

	Structured credit	Total	Total
$ millions, as at	run-off business	CIBC	CIBC

Assets
Trading securities	$471	$954	6%
AFS securities	215	1,204	3
FVO financial instruments	198	207	1
Derivative instruments	3,628	3,811	11

Liabilities
FVO financial instruments	509	509	6
Derivative instruments	7,461	8,636	22

We apply judgment in establishing valuation adjustments that take into account various factors that may have an impact on the valuation. Such factors include, but are not limited to, the bid-offer spread, illiquidity due to lack of market depth, parameter uncertainty and other market risk, model risk, credit risk and future administration costs.
     The following table summarizes our valuation adjustments:

	2009	2008
$ millions, as at	Jan. 31	Oct.31

Trading securities
Market risk	$26	$43
Derivatives
Market risk	153	223
Credit risk	4,830	4,672
Administration costs	31	30
Other	5	6

	$5,045	$4,974

     Much of our structured credit run-off business requires the application of valuation techniques using non-market observable inputs. Indicative broker quotes in an inactive market and internal models using expected rather than observed market parameters, which we consider to be non-market observable, are primarily used for the valuation of these positions.
     After arriving at these valuations, we consider whether a credit valuation adjustment is required to recognize the risk that any given counterparty to which we are exposed, may not ultimately be able to fulfill its obligations.
     Our credit valuation adjustments continue to be driven off market observed credit spreads for each of the counterparties, where such information is available. These spreads are applied in relation to the weighted average life of the underlying instruments protected by these counterparties, while considering the probabilities of default derived from these spreads. Furthermore our approach takes into account the correlation between the performance of the underlying assets and the counterparties.
     Where a counterparty does not have an observable credit spread, we use a proxy that reflects the credit profile of the counterparty.
     Where appropriate on certain financial guarantors, we determined the CVA based on estimated recoverable amounts.
     Our unhedged structured credit exposures (USRMM and non-USRMM) are sensitive to changes in MTM, generally as derived from indicative broker quotes or internal models as described above. A 10% adverse change in mark-to-market of the underlyings would result in a loss of approximately $8 million in our unhedged USRMM portfolio and $50 million in our non-USRMM portfolio, excluding unhedged HTM positions and before the impact of the Cerberus transaction.
     A 10% reduction in the mark-to-market of our on-balance sheet hedged structured credit positions other than those classified as HTM and a 10% increase in the fair value

CIBC First Quarter 2009	35

(before CVA) of all credit derivatives in our hedged structured credit positions would result in a net loss of approximately $273 million before the impact of the Cerberus protection. The fair value of the Cerberus protection is expected to reasonably offset any changes in fair value of protected USRMM positions.
     The impact of a 10% reduction in receivable net of CVA from financial guarantors would result in a net loss of approximately $237 million.
     The total loss recognized in the consolidated statement of operations on the financial instruments, for which fair value was estimated using a valuation technique requiring unobservable market parameters, was $691 million.
Risk factors related to fair value adjustments
We believe that we have made appropriate fair value adjustments and have taken appropriate write-downs to date. The establishment of fair value adjustments and the determination of the amount of write-downs involve estimates that are based on accounting processes and judgments by management. We evaluate the adequacy of the fair value adjustments and the amount of write-downs on an ongoing basis. The levels of fair value adjustments and the amount of the write-downs could be changed as events warrant.
     We have policies that set standards governing the independent verification of prices of traded instruments at a minimum on a monthly basis. Where lack of adequate price discovery in the market results in a non-compliance for a particular position, management is required to assess the need for an appropriate valuation adjustment to address such valuation uncertainties.
Reclassification of financial assets
In October 2008, certain trading financial assets, for which there was no active market and which management intends to hold to maturity or for the foreseeable future, were reclassified as HTM and AFS respectively, with effect from August 1, 2008 at fair value as at that date. In the current quarter, we have also reclassified $144 million of trading financial assets to AFS.
     If the above reclassifications had not been made, $322 million and $26 million of unrealized losses relating to securities reclassified to HTM and AFS respectively would have been included in the consolidated statement of operations in the current quarter.
Accounting Developments
Intangibles
Effective November 1, 2008, we adopted CICA 3064, “Goodwill and Intangible Assets”, which replaced CICA 3062, “Goodwill and Other Intangible Assets”, and CICA 3450, “Research and Development Costs”. The new standard establishes standards for recognition, measurement, presentation and disclosure of goodwill and intangible assets.
     The adoption of this guidance did not result in a change in the recognition of our goodwill and intangible assets. However, we have retroactively reclassified intangible assets relating to application software with net book value of $374 million as at January 31, 2009 (October 31, 2008: $385 million) from Land, Buildings and Equipment to Software and Other Intangible Assets on our consolidated balance sheet.
Transition to International Financial Reporting Standards (IFRS)
In February 2008, the Accounting Standards Board of the CICA affirmed its intention to replace Canadian GAAP with IFRS. CIBC will adopt IFRS commencing November 1, 2011 with comparatives for the year commencing November 1, 2010.
     CIBC’s IFRS transition project is in progress with a formal governance structure and transition plan in place. At this point it remains too early to comment on the anticipated financial impact to the balance sheet and ongoing results of operation resulting from the transition to IFRS as changes to the accounting standards are expected prior to transition.
Controls and procedures
Disclosure controls and procedures
CIBC’s management, with the participation of the Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness, as at January 31, 2009, of CIBC’s disclosure controls and procedures (as defined in the rules of the SEC and the Canadian Securities Administrators) and has concluded that such disclosure controls and procedures are effective.
Changes in internal control over financial reporting
There have been no changes in CIBC’s internal control over financial reporting during the quarter ended January 31, 2009, that have materially affected, or are reasonably likely to materially affect, its internal control over financial reporting.

36	CIBC First Quarter 2009

INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

Contents
38	Consolidated balance sheet
39	Consolidated statement of operations
40	Consolidated statement of changes in shareholders’ equity
41	Consolidated statement of comprehensive income (loss)
42	Consolidated statement of cash flows
43	Notes to the interim consolidated financial statements

43	Note 1 -	Change in accounting policy
43	Note 2 -	Fair value of financial instruments
44	Note 3 -	Securities
44	Note 4 -	Allowance for credit losses
45	Note 5 -	Securitizations and variable interest entities
45	Note 6 -	Share capital
46	Note 7 -	Financial guarantors
46	Note 8 -	Income taxes
46	Note 9 -	Employee compensation and benefits
47	Note 10 -	Earnings per share (EPS)
47	Note 11 -	Guarantees
48	Note 12 -	Segmented information
49	Note 13 -	Subsequent event

CIBC First Quarter 2009	37

CONSOLIDATED BALANCE SHEET

	2009	2008
Unaudited, $ millions, as at	Jan. 31	Oct. 31

ASSETS
Cash and non-interest-bearing deposits with banks	$1,333	$1,558

Interest-bearing deposits with banks	8,309	7,401

Securities (Note 3)
Trading	16,357	37,244
Available-for-sale (AFS)	36,007	13,302
Designated at fair value (FVO)	21,798	21,861
Held-to-maturity (HTM)	6,785	6,764

	80,947	79,171

Securities borrowed or purchased under resale agreements	33,253	35,596

Loans
Residential mortgages	85,658	90,695
Personal	32,493	32,124
Credit card	10,461	10,829
Business and government	38,096	39,273
Allowance for credit losses (Note 4)	(1,551)	(1,446)

	165,157	171,475

Other
Derivative instruments	34,144	28,644
Customers’ liability under acceptances	9,342	8,848
Land, buildings and equipment	1,620	1,623
Goodwill	2,123	2,100
Software and other intangible assets	798	812
Other assets (Note 8)	16,789	16,702

	64,816	58,729

	$353,815	$353,930

LIABILITIES AND SHAREHOLDERS’ EQUITY
Deposits
Personal	$101,179	$99,477
Business and government	113,534	117,772
Bank	11,670	15,703

	226,383	232,952

Other
Derivative instruments	38,851	32,742
Acceptances	9,345	8,848
Obligations related to securities sold short	6,465	6,924
Obligations related to securities lent or sold under repurchase agreements	38,141	38,023
Other liabilities	13,441	13,167

	106,243	99,704

Subordinated indebtedness	6,728	6,658

Preferred share liabilities	600	600

Non-controlling interests	189	185

Shareholders’ equity
Preferred shares (Note 13)	2,631	2,631
Common shares (Note 6)	6,074	6,062
Treasury shares	—	1
Contributed surplus	100	96
Retained earnings	5,257	5,483
Accumulated other comprehensive (loss) (AOCI)	(390)	(442)

	13,672	13,831

	$353,815	$353,930

The accompanying notes are an integral part of these consolidated financial statements.

38	CIBC First Quarter 2009

CONSOLIDATED STATEMENT OF OPERATIONS

		For the three months ended
		2009	2008	2008
Unaudited, $ millions		Jan. 31	Oct. 31	Jan. 31

Interest income
Loans		$1,908	$2,204	$2,582
Securities borrowed or purchased under resale agreements		171	261	529
Securities		662	650	664
Deposits with banks		54	112	230

		2,795	3,227	4,005

Interest expense
Deposits		1,040	1,415	2,208
Other liabilities		350	356	563
Subordinated indebtedness		64	71	72
Preferred share liabilities		8	8	8

		1,462	1,850	2,851

Net interest income		1,333	1,377	1,154

Non-interest income
Underwriting and advisory fees		102	79	176
Deposit and payment fees		193	193	195
Credit fees		60	63	60
Card fees		95	81	77
Investment management and custodial fees		108	129	136
Mutual fund fees		159	190	212
Insurance fees, net of claims		66	65	58
Commissions on securities transactions		120	128	170
Trading revenue (Note 7)		(720)	(499)	(3,127)
AFS securities gains (losses), net		148	(71)	(49)
FVO revenue		44	(163)	(29)
Income from securitized assets		119	134	144
Foreign exchange other than trading		117	214	132
Other		78	284	170

		689	827	(1,675)

Total revenue		2,022	2,204	(521)

Provision for credit losses (Note 4)		284	222	172

Non-interest expenses
Employee compensation and benefits (Note 9)		932	1,048	994
Occupancy costs		134	175	145
Computer, software and office equipment		245	298	262
Communications		68	71	74
Advertising and business development		47	55	53
Professional fees		40	60	51
Business and capital taxes		30	29	25
Other		157	191	157

		1,653	1,927	1,761

Income (loss) before income taxes and non-controlling interests		85	55	(2,454)
Income tax benefit		(67)	(384)	(1,002)

		152	439	(1,452)
Non-controlling interests		5	3	4

Net income (loss)		$147	$436	$(1,456)

Earnings (loss) per share (in dollars) (Note 10)	- Basic	$0.29	$1.07	$(4.39)
	- Diluted	$0.29	$1.06	$(4.39)
Dividends per common share (in dollars)		$0.87	$0.87	$0.87

The accompanying notes are an integral part of these consolidated financial statements.

CIBC First Quarter 2009	39

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

			For the three months ended
	2009		2008	2008
Unaudited, $ millions	Jan. 31		Oct. 31	Jan. 31

Preferred shares
Balance at beginning of period	$2,631		$2,331	$2,331
Issue of preferred shares	—		300	—

Balance at end of period	$2,631		$2,631	$2,331

Common shares
Balance at beginning of period	$6,062		$6,060	$3,133
Issue of common shares	12		3	2,948
Issuance costs, net of related income taxes	—		(1)	(32)

Balance at end of period	$6,074		$6,062	$6,049

Treasury shares
Balance at beginning of period	$1		$—	$4
Purchases	(1,955)		(1,861)	(2,959)
Sales	1,954		1,862	2,967

Balance at end of period	$—		$1	$12

Contributed surplus
Balance at beginning of period	$96		$89	$96
Stock option expense	4		2	3
Stock options exercised	—		—	(1)
Net premium (discount) on treasury shares	1		3	(14)
Other	(1)		2	2

Balance at end of period	$100		$96	$86

Retained earnings
Balance at beginning of period, as previously reported	$5,483		$5,409	$9,017
Adjustment for change in accounting policies	(6	) (1)	—	(66	) (2)

Balance at beginning of period, as restated	5,477		5,409	8,951
Net income (loss)	147		436	(1,456)
Dividends
Preferred	(36)		(29)	(30)
Common	(332)		(331)	(291)
Other	1		(2)	—

Balance at end of period	$5,257		$5,483	$7,174

AOCI, net of tax
Balance at beginning of period	$(442)		$(745)	$(1,092)
Other comprehensive income (OCI)	52		303	243

Balance at end of period	$(390)		$(442)	$(849)

Retained earnings and AOCI	$4,867		$5,041	$6,325

Shareholders’ equity at end of period	$13,672		$13,831	$14,803

(1)	Represents the impact of changing the measurement date for employee future benefits. See Note 9 for additional details.

(2)	Represents the impact of adopting the amended Canadian Institute of Chartered Accountants Emerging Issues Committee Abstract 46, “Leveraged Leases”.
The accompanying notes are an integral part of these consolidated financial statements.

40	CIBC First Quarter 2009

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME (LOSS)

	For the three months ended
	2009	2008	2008
Unaudited, $ millions	Jan. 31	Oct. 31	Jan. 31

Net income (loss)	$147	$436	$(1,456)

OCI, net of tax
Foreign currency translation adjustments
Net gains (losses) on investment in self-sustaining foreign operations	26	1,712	973
Net gains (losses) on hedges of foreign currency translation adjustments	3	(1,293)	(746)

	29	419	227

Net change in AFS securities
Net unrealized gains (losses) on AFS securities	87	(111)	(21)
Transfer of net (gains) losses to net income	(62)	(31)	106

	25	(142)	85

Net change in cash flow hedges
Net (losses) gains on derivatives designated as cash flow hedges	(4)	29	(36)
Net losses (gains) on derivatives designated as cash flow hedges transferred to net income	2	(3)	(33)

	(2)	26	(69)

Total OCI	52	303	243

Comprehensive income (loss)	$199	$739	$(1,213)

INCOME TAX (EXPENSE) BENEFIT ALLOCATED TO EACH COMPONENT OF OCI

	For the three months ended
	2009	2008	2008
Unaudited, $ millions	Jan. 31	Oct. 31	Jan. 31

Foreign currency translation adjustments
Changes on investment in self-sustaining foreign operations	$(7)	$(40)	$(3)
Changes on hedges of foreign currency translation adjustments	(15)	588	374
Net change in AFS securities
Net unrealized (gains) losses on AFS securities	(56)	14	15
Transfer of net gains (losses) to net income	30	8	(89)
Net change in cash flow hedges
Changes on derivatives designated as cash flow hedges	3	(14)	20
Changes on derivatives designated as cash flow hedges transferred to net income	(1)	2	18

	$(46)	$558	$335

The accompanying notes are an integral part of these consolidated financial statements.

CIBC First Quarter 2009	41

CONSOLIDATED STATEMENT OF CASH FLOWS

	For the three months ended
	2009	2008		2008
Unaudited, $ millions	Jan. 31	Oct. 31		Jan. 31

Cash flows provided by (used in) operating activities
Net income (loss)	$147	$436		$(1,456)

Adjustments to reconcile net income (loss) to cash flows provided by (used in) operating activities:
Provision for credit losses	284	222		172
Amortization (1)	103	61		62
Stock-based compensation	(3)	(1)		(19)
Future income taxes	(130)	(494)		(53)
AFS securities (gains) losses, net	(148)	71		49
(Gains) losses on disposal of land, buildings and equipment	(1)	1		—
Other non-cash items, net	(8)	251		66
Changes in operating assets and liabilities
Accrued interest receivable	134	(25)		104
Accrued interest payable	(92)	(24)		(24)
Amounts receivable on derivative contracts	(5,196)	(5,398)		663
Amounts payable on derivative contracts	5,345	7,397		(954)
Net change in trading securities	21,031 (2)	(2,926	) (2)	414
Net change in FVO securities	63	518		(3,973)
Net change in other FVO financial instruments	4,083	5,570		(581)
Current income taxes	87	(45)		(1,794)
Other, net	(236)	(3,039)		(3,779)

	25,463	2,575		(11,103)

Cash flows (used in) provided by financing activities
Deposits, net of withdrawals	(9,304)	(736)		8,844
Obligations related to securities sold short	(1,054)	(902)		(3,076)
Net obligations related to securities lent or sold under repurchase agreements	118	11,371		411
Issue of subordinated indebtedness	—	—		(250)
Issue of preferred shares	—	300		—
Issue of common shares, net	12	2		2,916
Net proceeds from treasury shares (purchased) sold	(1)	1		8
Dividends	(368)	(360)		(321)
Other, net	87	1,878		(445)

	(10,510)	11,554		8,087

Cash flows (used in) provided by investing activities
Interest-bearing deposits with banks	(908)	3,499		(4,230)
Loans, net of repayments	(1,787)	(12,485)		(2,047)
Proceeds from securitizations	7,610	5,000		2,250
Purchase of AFS securities	(28,725)	(7,389)		(1,924)
Proceeds from sale of AFS securities	5,161	6,877		5,870
Proceeds from maturity of AFS securities	1,155	471		4,941
Net securities borrowed or purchased under resale agreements	2,343	(10,083)		(1,605)
Purchase of land, buildings and equipment	(35)	(51)		(43)

	(15,186)	(14,161)		3,212

Effect of exchange rate changes on cash and non-interest-bearing deposits with banks	8	44		20

Net increase (decrease) in cash and non-interest-bearing deposits with banks during period	(225)	12		216
Cash and non-interest-bearing deposits with banks at beginning of period	1,558	1,546		1,457

Cash and non-interest-bearing deposits with banks at end of period	$1,333	$1,558		$1,673

Cash interest paid	$1,554	$1,874		$2,875
Cash income taxes (recovered) paid	$(25)	$155		$846

(1)	Includes amortization of buildings, furniture, equipment leasehold improvements, software and other intangible assets.

(2)	Includes securities initially bought as trading securities and subsequently reclassified to HTM and AFS securities.
The accompanying notes are an integral part of these consolidated financial statements.

42	CIBC First Quarter 2009

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
The unaudited interim consolidated financial statements of Canadian Imperial Bank of Commerce and its subsidiaries (CIBC) have been prepared in accordance with Canadian generally accepted accounting principles (GAAP). These financial statements follow the same accounting policies and their methods of application as CIBC’s consolidated financial statements for the year ended October 31, 2008, except as noted below. CIBC’s interim consolidated financial statements do not include all disclosures required by Canadian GAAP for annual financial statements and, accordingly, should be read in conjunction with the consolidated financial statements for the year ended October 31, 2008, as set out on pages 94 to 155 of the 2008 Annual Accountability Report.
1. Change in accounting policy
Intangible assets
Effective November 1, 2008, we adopted Canadian Institute of Chartered Accountants (CICA) handbook section 3064, “Goodwill and Intangible Assets”, which replaced CICA handbook sections 3062, “Goodwill and Other Intangible Assets”, and 3450, “Research and Development Costs”. The new standard establishes standards for recognition, measurement, presentation and disclosure of goodwill and intangible assets.
     The adoption of this guidance did not result in a change in the recognition of our goodwill and intangible assets. However, we have retroactively reclassified intangible assets relating to application software with net book value of $374 million as at January 31, 2009 (October 31, 2008: $385 million) from “Land, buildings and equipment” to “Software and other intangible assets” on our consolidated balance sheet.
2. Fair value of financial instruments
Our approach for fair valuation of financial instruments is presented in Note 2 to the 2008 consolidated financial statements.
Methodology and sensitivity
Valuation techniques using non-market observable inputs are used for a number of financial instruments including our U.S. residential mortgage market (USRMM) and certain non-USRMM positions. Indicative broker quotes in an inactive market and internal models using expected rather than observed market parameters, which we consider to be non-market observable, are primarily used for the valuation of these positions. Market observed credit spreads where available are a key factor in establishing valuation adjustments against our counterparty credit exposures.
      Where a counterparty does not have an observable credit spread, we use a proxy that reflects the credit profile of the counterparty.
      Where appropriate on certain financial guarantors who we consider non-viable, we determined the credit valuation adjustments (CVA) based on estimated recoverable amounts.
     Our unhedged structured credit exposures (USRMM and non-USRMM) are sensitive to changes in mark-to-market, generally as derived from indicative broker quotes or internal models as described above. A 10% adverse change in mark-to-market of the underlyings would result in a loss of approximately $8 million in our unhedged USRMM portfolio and $50 million in our non-USRMM portfolio, excluding unhedged HTM positions and before the impact of the transaction with Cerberus Capital Management LP (Cerberus).
     A 10% reduction in the mark-to-market of our on-balance sheet hedged structured credit positions other than those classified as HTM and a 10% increase in the fair value (before CVA) of all credit derivatives in our hedged structured credit positions would result in a net loss of approximately $273 million before the impact of the Cerberus protection. The fair value of the Cerberus protection is expected to reasonably offset any changes in the fair value of protected USRMM positions.
     The impact of a 10% reduction in receivable net of CVA from financial guarantors would result in a net loss of approximately $237 million.
      The total net loss recognized in the consolidated statement of operations on the financial instruments, whose fair value was estimated using a valuation technique requiring unobservable market parameters, was $691 million.
Fair value option
Financial instruments designated at fair value are those that (i) would otherwise be recognized in income at amortized cost, causing significant measurement inconsistencies with hedging derivatives and securities sold short carried at fair value; or (ii) are managed on a fair value basis in accordance with a documented trading strategy and reported to key management personnel on that basis.
     The fair values of the FVO designated assets and liabilities (excluding hedges) were $22,154 million and $8,766 million respectively as at January 31, 2009. The FVO designated items and related hedges resulted in a net income of $96 million for the quarter.
     The impact of changes in credit spreads on FVO designated loans was a gross loss of $69 million and a $18 million loss net of credit hedges in the quarter.
     The impact of CIBC’s credit risk on outstanding FVO designated liabilities was a $20 million loss for the quarter.

CIBC First Quarter 2009	43

3. Securities
Reclassification of financial instruments
In October 2008, amendments made to the CICA handbook sections 3855 “Financial Instruments — Recognition and Measurement” and 3862 “Financial Instruments — Disclosures” permitted certain trading financial assets to be reclassified to HTM and AFS in rare circumstances. In the current quarter, as a result of the lack of an active trading market, we have changed our intention on certain positions from trading to AFS securities.
     The following table shows the carrying values and fair values of the assets reclassified to date:

$ millions, as at			January 31, 2009		October 31, 2008
	Current Quarter		Previously Reclassified
	Reclassifications
	Fair	Carrying	Fair	Carrying	Fair	Carrying
	value	value	value	value	value	value

Trading assets reclassified to HTM	$—	$—	$5,835	$6,785	$6,135	$6,764
Trading assets reclassified to AFS	139	139	1,073	1,073	1,078	1,078

Total financial assets reclassified	$139	$139	$6,908	$7,858	$7,213	$7,842

     During the quarter, we recognized gross income of $124 million (three months ended October 31, 2008: $389 million), before funding related interest expenses of $44 million (three months ended October 31, 2008: $46 million), relating to securities reclassified from held for trading to HTM and AFS. If the reclassification had not been made, income before taxes for the quarter would have been reduced by $322 million (three months ended October 31, 2008: $629 million) and $26 million (three months ended October 31, 2008: $8 million) relating to HTM and AFS securities, respectively.
4. Allowance for credit losses

	For the three months ended
	Jan. 31, 2009			Oct. 31, 2008	Jan. 31, 2008
	Specific	General	Total	Total	Total
$ millions	allowance	allowance	allowance	allowance	allowance

Balance at beginning of period	$631	$892	$1,523	$1,484	$1,443
Provision for credit losses	247	37	284	222	172
Write-offs	(228)	—	(228)	(250)	(187)
Recoveries	44	—	44	30	31
Transfer from general to specific (1)	3	(3)	—	—	—
Other	4	—	4	37	10

Balance at end of period	$701	$926	$1,627	$1,523	$1,469

Comprises:
Loans	$701	$850	$1,551	$1,446	$1,379
Undrawn credit facilities	—	76	76	77	90

(1)	Related to student loan portfolio.

44	CIBC First Quarter 2009

5. Securitizations and variable interest entities
Securitizations (residential mortgages)
We securitize insured fixed- and variable-rate residential mortgages through the creation of mortgage-backed securities under the Canada Mortgage Bond Program and the more recent Government of Canada NHA MBS Auction process. We also securitize mortgage assets to a qualifying special purpose entity (QSPE) that holds Canadian mortgages. Total assets in the QSPE as at January 31, 2009 were $674 million, of which $277 million represent insured prime mortgages and the remaining $397 million represent uninsured Near Prime/Alt A mortgages. We also hold another $135 million in inventory that is available for securitization. The Near Prime/Alt A mortgages do not meet traditional lending criteria in order to qualify for prime-based lending because of either limited credit history or specific isolated event driven credit issues, but otherwise have a strong credit profile with an average loss rate over the past five years of 18 bps and an average loan-to-value ratio of 75%.
     Upon sale of securitized assets, a net gain or loss is recognized in “Income from securitized assets”. We retain responsibility for servicing the mortgages and recognize revenue as these services are provided.

	For the three months ended
	2009	2008	2008
$ millions	Jan. 31	Oct. 31	Jan. 31

Securitized	$7,864	$4,931	$6,308
Sold	7,601	5,008	2,272
Net cash proceeds	7,610	5,000	2,250
Retained interests	386	195	48
Gain on sale, net of transaction costs	(6)	48	14

Retained interest assumptions (%)
Weighted-average remaining life (in years)	3.4	3.6	3.7
Prepayment/payment rate	13.0 - 24.0	11.0 - 28.0	11.0 - 36.0
Discount rate	1.4 - 7.5	2.4 - 7.0	3.8 - 4.6
Expected credit losses	0.0 - 0.2	0.0 - 0.1	0.0 - 0.1

Variable interest entities (VIEs)
VIEs that are consolidated
As discussed in Note 6 to our 2008 consolidated financial statements, we were considered the primary beneficiary of certain VIEs and consolidated total assets and liabilities of approximately $881 million as at January 31, 2009 (October 31, 2008: $109 million).
      During the quarter we acquired all of the commercial paper issued by MACRO Trust, a CIBC-sponsored conduit. This resulted in the consolidation of the conduit with $611 million of dealer floorplan receivables and other assets being recognized in the consolidated balance sheet as at January 31, 2009.
     The table below provides further details on the assets that support the obligations of the consolidated VIEs:

	2009	2008
$ millions, as at	Jan. 31	Oct. 31

Cash	$30	$—
Trading securities	35	34
AFS securities	88	60
Residential mortgages	135	15
Other assets	593	—

	$881	$109

VIEs in which we have a significant interest, but do not consolidate
As a consequence of the commutation of purchased credit derivative contracts with a financial guarantor, we consider our interest in the unhedged underlying Collateralized Debt Obligation (CDO) positions to be significant. Total assets applicable to these CDOs were approximately $1.5 billion as at January 31, 2009 and our maximum exposure to loss was negligible.
6. Share capital
Common shares
During the quarter, we issued 0.3 million new common shares for a total consideration of $12 million, pursuant to stock options plans.
Regulatory capital and ratios
Our capital ratios and assets-to-capital multiple are presented in the following table:

	2009		2008
$ millions, as at	Jan. 31		Oct. 31

Tier 1 capital	$12,017		$12,365
Total regulatory capital	18,115		18,129
Risk-weighted assets	122,400		117,946
Tier 1 capital ratio	9.8%		10.5%
Total capital ratio	14.8%		15.4%
Assets-to-capital multiple	17.7	x	17.9	x

CIBC First Quarter 2009	45

7. Financial guarantors
We have derivative contracts with financial guarantors to hedge our exposure on various reference assets, including collateralized debt obligations and other positions related to the USRMM. During the quarter, we recorded a charge of $636 million on the hedging contracts provided by financial guarantors in trading revenue. Their related valuation adjustments were $4.7 billion as at January 31, 2009. The fair value of derivative contracts with financial guarantors net of valuation adjustments was $2.4 billion.
     In January 2009, we commuted USRMM contracts with a financial guarantor for cash consideration of $105 million and common equity valued at $15 million, for a total of $120 million which was equal to the fair value of the net USRMM receivable at that time. As a result we wrote down the gross receivable by $720 million with a corresponding reduction of the related credit valuation adjustment of $600 million. There was negligible impact to our results for the quarter.
     We believe that we have made appropriate fair value adjustments to date. The establishment of fair value adjustments involves estimates that are based on accounting processes and judgments by management. We evaluate the adequacy of the fair value adjustments on an ongoing basis. Market and economic conditions relating to these counterparties may change in the future, which could result in significant future losses.
8. Income taxes
At the end of the quarter, our future income tax asset was $1,971 million, net of a $64 million valuation allowance. Included in the future income tax asset are $1,258 million related to Canadian non-capital loss carryforwards that expire in 20 years, $76 million related to Canadian capital loss carryforwards that have no expiry date, and $471 million related to our U.S operations. Accounting standards require a valuation allowance when it is more likely than not that all or a portion of a future income tax asset will not be realized prior to its expiration. Although realization is not assured, we believe that based on all available evidence, it is more likely than not that all of the future income tax asset, net of the valuation allowance, will be realized.
9. Employee compensation and benefits
Share based compensation
The impact due to changes in CIBC’s share price in respect of cash-settled share-based compensation under the Restricted Share Awards Plan is hedged through the use of derivatives. The gains and losses on these derivatives are recognized in employee compensation and benefits, within the consolidated statement of operations. Losses related to these derivatives for the quarter recognized in the consolidated statement of operations and other comprehensive income were $1 million and $4 million, respectively.
Employee future benefit expenses

	For the three months ended
	2009	2008	2008
$ millions	Jan. 31	Oct. 31	Jan. 31

Defined benefit plans (1)

Pension benefit plans	$20	$42	$38
Other benefit plans	10	11	8

	$30	$53	$46

Defined contribution plans

CIBC’s pension plans	$3	$4	$4
Government pension plans (2)	20	13	21

	$23	$17	$25

(1)	Effective November 1, 2008, we elected to change our measurement date for accrued benefit obligations and the fair value of plan assets related to our employee defined benefit plans from September 30 to October 31. This change aligns our measurement date with our fiscal year end and had no impact on our consolidated statement of operations for the quarter.

(2)	Includes Canada Pension Plan, Quebec Pension Plan, and U.S. Federal Insurance Contributions Act.

46	CIBC First Quarter 2009

10. Earnings (loss) per share (EPS)

	For the three months ended
	2009	2008	2008
$ millions, except per share amounts	Jan. 31	Oct. 31	Jan. 31

Basic EPS
Net income (loss)	$147	$436	$(1,456)
Preferred share dividends and premiums	(36)	(29)	(30)

Net income (loss) applicable to common shares	$111	$407	$(1,486)

Weighted-average common shares outstanding (thousands)	380,911	380,782	338,732

Basic EPS	$0.29	$1.07	$(4.39)

Diluted EPS
Net income (loss) applicable to common shares	$111	$407	$(1,486)

Weighted-average common shares outstanding (thousands)	380,911	380,782	338,732
Add: stock options potentially exercisable(1) (thousands)	513	1,139	2,079

Weighted-average diluted common shares outstanding(2) (thousands)	381,424	381,921	340,811

Diluted EPS(3)	$0.29	$1.06	$(4.39)

(1)	Excludes average options outstanding of 4,506,016 with a weighted-average exercise price of $65.94; average options outstanding of 2,363,830 with a weighted-average exercise price of $78.02; and average options outstanding of 850,531 with a weighted-average exercise price of $87.69 for the three months ended January 31, 2009, October 31, 2008, and January 31, 2008, respectively, as the options’ exercise prices were greater than the average market price of CIBC’s common shares.

(2)	Convertible preferred shares/preferred share liabilities have not been included in the calculation since we have the right to redeem them for cash prior to the conversion date.

(3)	In case of a loss, the effect of stock options potentially exercisable on diluted EPS will be anti-dilutive; therefore basic and diluted EPS will be the same.
11. Guarantees

	2009			2008
$ millions, as at	Jan. 31			Oct. 31
	Maximum			Maximum
	potential		Carrying	potential		Carrying
	future payment	(1)	amount	future payment	(1)	amount

Securities lending with indemnification(2)	$34,043		$—	$36,152		$—
Standby and performance letters of credit	6,267		16	6,249		14
Credit derivatives
Written options	30,526		7,054	32,717		6,877
Swap contracts written protection	3,970		303	3,892		256
Other derivative written options	—	(3)	4,272	—	(3)	4,334
Other indemnification agreements	—	(3)	—	—	(3)	—

(1)	The total collateral available relating to these guarantees was $36.9 billion (October 31, 2008: $39.3 billion).

(2)	Comprises the full contract amount of custodial client securities lent by CIBC Mellon Global Securities Services Company, which is a 50/50 joint venture between CIBC and The Bank of New York Mellon.

(3)	See narrative on page 143 of the 2008 consolidated financial statements for further information.

CIBC First Quarter 2009	47

12. Segmented information
CIBC has two strategic business lines: CIBC Retail Markets and CIBC World Markets. These business lines are supported by five functional groups —Technology and Operations; Corporate Development; Finance (including Treasury); Administration; and Risk Management. The activities of these functional groups are included within Corporate and Other, with their revenue, expenses and balance sheet resources generally being allocated to the business lines.
     During the quarter we moved the impact of securitization from CIBC Retail Markets to Corporate and Other. Prior period information was restated. In addition, we moved the sublease income of our New York premises from CIBC World Markets to Corporate and Other. Prior period information was not restated.

		CIBC	CIBC
		Retail	World	Corporate	CIBC
$ millions, for the three months ended		Markets	Markets	and Other	Total

Jan. 31, 2009	Net interest income (expense)	$1,291	$78	$(36)	$1,333
	Non-interest income (expense)	1,124	(446)	11	689
	Intersegment revenue(1)	1	—	(1)	—

	Total revenue	2,416	(368)	(26)	2,022
	Provision for credit losses	327	19	(62)	284
	Amortization(2)	35	2	66	103
	Other non-interest expenses	1,270	265	15	1,550

	Income (loss) before income taxes and non-controlling interests	784	(654)	(45)	85
	Income tax expense (benefit)	217	(241)	(43)	(67)
	Non-controlling interests	5	—	—	5

	Net income (loss)	$562	$(413)	$(2)	$147

	Average assets(3)	$292,724	$97,316	$(20,791)	$369,249

Oct. 31, 2008	Net interest income	$1,397	$(37)	$17	$1,377
	Non-interest income (expense)	969	(281)	139	827
	Intersegment revenue(1)	1	—	(1)	—

	Total revenue	2,367	(318)	155	2,204
	Provision for credit losses	266	(10)	(34)	222
	Amortization(2)	28	4	29	61
	Other non-interest expenses	1,335	284	247	1,866

	Income (loss) before income taxes and non-controlling interests	738	(596)	(87)	55
	Income tax expense (benefit)	178	(726)	164	(384)
	Non-controlling interests	6	(3)	—	3

	Net income (loss)	$554	$133	$(251)	$436

	Average assets(3)	$271,464	$87,760	$(16,603)	$342,621

Jan. 31, 2008	Net interest income (expense)	$1,384	$(164)	$(66)	$1,154
	Non-interest income	1,025	(2,793)	93	(1,675)
	Intersegment revenue(1)	1	—	(1)	—

	Total revenue	2,410	(2,957)	26	(521)
	Provision for (reversal of) credit losses	189	17	(34)	172
	Amortization(2)	28	5	29	62
	Other non-interest expenses	1,325	346	28	1,699

	Income before income taxes and non-controlling interests	868	(3,325)	3	(2,454)
	Income tax expense (benefit)	204	(1,166)	(40)	(1,002)
	Non-controlling interests	4	—	—	4

	Net income	$660	$(2,159)	$43	$(1,456)

	Average assets(3)	$255,258	$108,082	$(18,812)	$344,528

(1)	Intersegment revenue represents internal sales commissions and revenue allocations under the Manufacturer / Customer Segment / Distributor Management Model.

(2)	Includes amortization of buildings, furniture, equipment, leasehold improvements, software and finite-lived intangible assets.

(3)	Assets are disclosed on an average basis as this measure is most relevant to a financial institution and is the measure reviewed by management.

48	CIBC First Quarter 2009

13. Subsequent event
Preferred share issuance Series 35
Subsequent to January 31, 2009, on February 4, 2009, we issued 13 million non-cumulative Rate Reset Class A Preferred Shares, Series 35 with a par value of $25.00 each, for net proceeds of $316 million.

CIBC First Quarter 2009	49

TO REACH US:
Corporate Secretary: Shareholders may call 416-980-3096, fax 416-980-7012, or e-mail: michelle.caturay@cibc.com
Investor Relations: Financial analysts, portfolio managers and other investors requiring financial information may call 416-980-2088, fax 416-980-5028, or e-mail: john.ferren@cibc.com
Communications and Public Affairs: Financial, business and trade media may call 416-980-4111, fax 416-363-5347, or e-mail: marylou.frazer@cibc.com
CIBC Telephone Banking: As part of our commitment to our customers, information about CIBC products and services is available by calling 1-800-465-2422 toll free across Canada.
Online Investor Presentations: Supplementary financial information and a presentation to investors and analysts are available at www.cibc.com; About CIBC.
Earnings Conference Call: CIBC’s first quarter conference call with analysts and investors will take place on Thursday, February 26, 2009 at 5:30 p.m. (ET). The call will be available in English (416-340-8010 in Toronto, or toll-free 1-866-540-8136 throughout the rest of North America) and French (514-868-2590 in Montreal, or toll-free 1-866-862-3907). A telephone replay of the conference call will be available in English and French until midnight (ET) March 12, 2009. To access the replay in English, call 416-695-5800 or 1-800-408-3053, passcode 3282079#. To access the call in French, call 514-861-2272 or 1-800-408-3053, passcode 3282158#.
Audio Webcast: A live audio webcast of CIBC’s first quarter results conference call will take place on Thursday, February 26, 2009 at 5:30 p.m. (ET) in English and French. To access the audio webcast, go to www.cibc.com; About CIBC. An archived version of the audio webcast will also be available in English and French following the call on www.cibc.com; About CIBC.
Nothing in CIBC’s website www.cibc.com should be considered incorporated herein by reference.
DIRECT DIVIDEND DEPOSIT SERVICE
Canadian-resident holders of common shares may have their dividends deposited directly into their account at any financial institution which is a member of the Canadian Payments Association. To arrange, please write to CIBC Mellon Trust Company, P.O. Box 7010, Adelaide Street Postal Station, Toronto, Ontario M5C 2W9, or e-mail: inquiries@cibcmellon.com
SHAREHOLDER INVESTMENT PLAN
Registered holders of CIBC common shares wishing to acquire additional common shares may participate in the shareholder investment plan and pay no brokerage commissions or service charges.
For a copy of the offering circular, contact CIBC Mellon Trust at 416-643-5500, or toll free at 1-800-387-0825, or fax 416-643-5501.
PRICE OF COMMON SHARES
UNDER THE PURCHASED
SHAREHOLDER INVESTMENT PLAN

	Share	Dividend
Dates	purchase	reinvestment & stock
purchased	option	dividend options

Nov. 3/08	$53.60
Dec. 1/08	$46.76
Jan. 2/09	$51.02
Jan. 28/09		$ 48.71

Canadian Imperial Bank of Commerce
Head Office: Commerce Court, Toronto, Ontario, Canada M5L 1A2 (416) 980-2211
www.cibc.com